Raiffeisen INTERNATIONAL
Member of RZB Group

[redacted]

INVITATION

to Shareholders

to attend the

ORDINARY GENERAL MEETING OF SHAREHOLDERS

of

Raiffeisen International Bank-Holding AG
Company Register of the Commercial Court Vienna FN 122119 m

which will take place in Hall A of the Austria Center Vienna, Bruno-Kreisky-Platz 1, 1220 Vienna, on Tuesday, 10 June 2008, at 10.00 hrs.

AGENDA

1. Presentation of the adopted financial statements and the management report and of the consolidated financial statements and the Group management report as at 31 December 2007, as well as of the report of the Supervisory Board on the 2007 business year.

2. Resolution regarding the appropriation of the balance-sheet profit shown as at 31 December 2007.

3. Resolution approving the acts of the members of the Managing Board during the 2007 business year.

4. Resolution approving the acts of the members of the Supervisory Board during the 2007 business year.

5. Resolution establishing the remuneration of the members of the Supervisory Board for the 2007 business year.

6. Elections to the Supervisory Board.

7. Election of the auditor for the financial statements and the consolidated financial statements for the 2008 business year.

8. Resolution authorizing the Managing Board pursuant to § 174 (2) of the Austrian Joint Stock Companies Act to issue – with the approval of the Supervisory Board

– convertible bonds, also in several tranches, within five years as of the date of the resolution, for a maximum total nominal amount of EUR 2,000,000,000, to which attaches a conversion or subscription right to obtain a maximum of 15,466,750 ordinary bearer shares of the Company with a corresponding pro-rata share in the nominal capital of a maximum EUR 47,173,587.50 – and to do so also indirectly by way of a guarantee for an issue of Convertible bonds by a subsidiary company, of which the Company holds one hundred per cent directly or indirectly, that entails conversion rights to obtain shares of that company – as well as to determine all further conditions (including the currency of the issue), the issue and the conversion procedure for the convertible bonds. The subscription right of shareholders is excluded.

9. Resolution on the conditional increase of the nominal capital by a maximum of EUR 47,173,587.50 by issuing a maximum of 15,466,750 new ordinary bearer shares in order to grant the creditors of the convertible bonds issued pursuant to agenda item 8 their conversion or subscription right, as well as to correspondingly amend the Articles of Association in § 4 (Capital and Shares) by adding the following paragraph (6):

   "(6) In keeping with § 159 (2) item 1 of the Austrian Joint Stock Companies Act, the nominal capital has been increased conditionally by a maximum of EUR 47,173,587.50 by issuing a maximum of 15,466,750 ordinary bearer shares (Conditional Increase of Capital). The conditional increase of capital will only be implemented to the extent that the owners of convertible bonds, issued on the basis of the resolution taken by the General Meeting on 10 June 2008, actually exercise their right to convert these bonds into shares of the Company. The amount of issue and the conversion ratio shall be determined on the basis of recognized methods of investment mathematics, as well as the price of Raiffeisen International Bank-Holding AG shares in a recognized pricing procedure (Basis for Calculating the Amount of Issue). The amount of issue must not be less than the pro-rata amount of the nominal capital. The new shares which are issued under the conditional increase of capital are entitled to receive the dividend that corresponds to that of the shares that are traded on the stock exchange at that time. The Managing Board is authorized, with the approval of the Supervisory Board, to determine the further details for implementing the conditional increase of capital. The Supervisory Board is authorized to adopt any amendments in the Articles of Association as they result from the issue of shares on the basis of the conditional increase of capital."

10. Resolution on the merger of Raiffeisen International Group IT, Vienna, (company register number FN 103538m), as the Transferring Company, by transferring its assets in their entirety to Raiffeisen International Bank Holding-AG, as the Acquiring Company, by way of universal succession, on the basis of the closing balance-sheet of the Transferring Company as at 31 December 2007, which is also the effective date of the merger, without any increase in the nominal capital, as the Acquiring Company is the sole shareholder of the Transferring Company.

11. Resolution authorizing the Managing Board to acquire own shares, pursuant to § 65 (1), items 4 and 8, of the Austrian Joint Stock Companies Act, during a period of 30 months as of the date of the resolution, up to 10% of the nominal capital of the Company or to redeem own shares. The Managing Board is authorized to decide, with the approval of the Supervisory Board, on the sale of own shares by different ways than the stock exchange or a public tender, to the exclusion of the shareholders' subscription right. The present authorization replaces the authorization, adopted by the General Meeting of Shareholders on 5 June 2007, to buy back own shares.

Every shareholder is entitled to attend the present Ordinary General Meeting of Shareholders who – before 03 June 2008 at the latest – deposits his/her share certificates with the Company during its business hours, with an Austrian notary public or with the principal office of a domestic credit institution and leaves them there until the end of the General Meeting. The depositories are requested to submit the list of the deposited share certificates on the final depositing day to the Company (advance transmission to fax number +43(1)71707/1377). The share certificates will also be deemed to have been properly deposited if – with the approval of one of the aforementioned depositories – they are kept in a blocked securities deposit of another credit institution on its behalf until the end of the General Meeting.

Every shareholder who has signed up in time in accordance with the aforementioned regulations to attend the General Meeting has the right to attend the General Meeting in person or by way of a person authorized to represent him/her by way of a written proxy, as well as to exercise his/her legal shareholder's rights (especially the right to ask questions and to vote). The submission of a written proxy is required if an authorized representative is to exercise the shareholder's voting right. The proxy shall be submitted to the Company, which will keep it.

Proxy holders:

As a special service for shareholders, a representative of the "Interessenverband für Anleger – IVA" (Association of Investors' Interests – IVA), 1130 Vienna, 1130 Vienna, Feldmühlgasse 22, will be available as an independent representative of voting rights in order to exercise voting rights in the General Meeting in keeping with shareholders' instructions. The proxy to this representative of voting rights shall also be issued in writing. Interested shareholders have the possibility to contact Dr. Michael Knap directly by calling the mobile phone number +43/664 2138740, or sending a fax to +43-1-8763343-39, or an e-mail to michael.knap@iva.or.at.

In keeping with § 83 (2) item 1 of the Austrian Stock Exchange Act, the Company also states that it has issued 154,667,500 ordinary bearer shares and that every share has one vote. At present, the Company holds 1,148,196 of its own shares which are not entitled to vote pursuant to § 65 (5) of the Austrian Joint Stock Companies Act. After taking these own shares into account, the total number of voting rights stands at 153,519,304. The figures disclosed in the present paragraph were compiled on 14 May 2008 and may be subject to minor changes until the date of the General Meeting.

The financial statements, the management report, the consolidated financial statements, the Group management report, the report of the Supervisory Board, the proposal for the appropriation of the profit, copies of the motions under agenda items 2 to 11, the draft for the new version of the Articles of Association pursuant to agenda item 9, as well as the reports of the Managing Board on agenda items 8, 10 and 11, which are required by law, are available at the registered office of the Company, as well as on its web site (www.ri.co.at). Upon shareholders' requests, copies are made available to them free of charge. These documents will also be available at the General Meeting. In connection with the planned merger of the Company, as indicated in agenda item 10, shareholders are reminded once again that the Company published a separate announcement in the official gazette of "Wiener Zeitung" on 08 May 2008.

Vienna, May 2008

THE MANAGING BOARD

NOTE: This is a translation into English, only the German original is valid

Raiffeisen INTERNATIONAL
Member of RZB Group

ORDINARY GENERAL MEETING OF SHAREHOLDERS

of

Raiffeisen International Bank-Holding AG
Company Register of the Commercial Court Vienna FN 122119m

on 10 June 2008

AGENDA

1. Presentation of the adopted financial statements and the management report and of the consolidated financial statements and the Group management report as at 31 December 2007, as well as of the report of the Supervisory Board on the 2007 business year.

2. Resolution regarding the appropriation of the balance-sheet profit shown as at 31 December 2007.

3. Resolution approving the acts of the members of the Managing Board during the 2007 business year.

4. Resolution approving the acts of the members of the Supervisory Board during the 2007 business year.

5. Resolution establishing the remuneration of the members of the Supervisory Board for the 2007 business year.

6. Elections to the Supervisory Board.

7. Election of the auditor for the financial statements and the consolidated financial statements for the 2008 business year.

8. Resolution authorizing the Managing Board pursuant to § 174 (2) of the Austrian Joint Stock Companies Act to issue – with the approval of the Supervisory Board – convertible bonds, also in several tranches, within five years as of the date of the resolution, for a maximum total nominal amount of EUR 2,000,000,000, to which attaches a conversion or subscription right to obtain a maximum of 15,466,750 ordinary bearer shares of the

Company with a corresponding pro-rata share in the nominal capital of a maximum EUR 47,173,587.50 – and to do so also indirectly by way of a guarantee for an issue of Convertible bonds by a subsidiary company, of which the Company holds one hundred per cent directly or indirectly, that entails conversion rights to obtain shares of that company – as well as to determine all further conditions (including the currency of the issue), the issue and the conversion procedure for the convertible bonds. The subscription right of shareholders is excluded.

9. Resolution on the conditional increase of the nominal capital by a maximum of EUR 47,173,587.50 by issuing a maximum of 15,466,750 new ordinary bearer shares in order to grant the creditors of the convertible bonds issued pursuant to agenda item 8 their conversion or subscription right, as well as to correspondingly amend the Articles of Association in § 4 (Capital and Shares) by adding the following paragraph (6):

"(6) In keeping with § 159 (2) item 1 of the Austrian Joint Stock Companies Act, the nominal capital has been increased conditionally by a maximum of EUR 47,173,587.50 by issuing a maximum of 15,466,750 ordinary bearer shares (Conditional Increase of Capital). The conditional increase of capital will only be implemented to the extent that the owners of convertible bonds, issued on the basis of the resolution taken by the General Meeting on 10 June 2008, actually exercise their right to convert these bonds into shares of the Company. The amount of issue and the conversion ratio shall be determined on the basis of recognized methods of investment mathematics, as well as the price of Raiffeisen International Bank-Holding AG shares in a recognized pricing procedure (Basis for Calculating the Amount of Issue). The amount of issue must not be less than the pro-rata amount of the nominal capital. The new shares which are issued under the conditional increase of capital are entitled to receive the dividend that corresponds to that of the shares that are traded on the stock exchange at that time. The Managing Board is authorized, with the approval of the Supervisory Board, to determine the further details for implementing the conditional increase of capital. The Supervisory Board is authorized to adopt any amendments in the Articles of Association as they result from the issue of shares on the basis of the conditional increase of capital."

10. Resolution on the merger of Raiffeisen International Group IT, Vienna, (company register number FN 103538m), as the Transferring Company, by transferring its assets in their entirety to Raiffeisen International Bank Holding-AG, as the Acquiring Company, by way of universal succession, on the basis of the closing balance-sheet of the Transferring Company as at 31 December 2007, which is also the effective date of the merger, without any increase in the nominal capital, as the Acquiring Company is the sole shareholder of the Transferring Company.

11. Resolution authorizing the Managing Board to acquire own shares, pursuant to § 65 (1), items 4 and 8, of the Austrian Joint Stock Companies Act, during a period of 30 months as of the date of the resolution, up to 10% of the nominal capital of the Company or to redeem own shares. The Managing Board is authorized to decide, with the approval of the Supervisory Board, on the sale of own shares by different ways than the stock exchange or a public tender, to the exclusion of the shareholders' subscription right. The present authorization replaces the authorization, adopted by the General Meeting of Shareholders on 5 June 2007, to buy back own shares.

Vienna, May 2008

SUCCESS IN 15 LANGUAGES

ENGLISH — EASTERN EUROPEAN
EASTERN EUROPEAN — ENGLISH

Annual Financial Statement 2007
Raiffeisen International Bank-Holding AG

Raiffeisen
INTERNATIONAL
Member of RZB Group

Table of contents

Annual accounts and review of business

Raiffeisen International Bank-Holding AG Management Report for financial year 2007

Economic operating environment

Central and Eastern Europe's economies: still growing fast

The economies of Central and Eastern Europe (CEE) grew in 2007 at a rate nearly matching that of 2006. The EU's new member states in CEE (Poland, Hungary, the Czech Republic, Slovakia and Slovenia) registered GDP growth (in real terms), according to the latest estimates, of an average of 5.8%, just under 2006's record of 6.1%. This minor slowdown was caused by the budget consolidation measures undertaken by the Hungarian government to deal with the substantially cooling off of the country's economy. The Southeastern European countries (Romania, Bulgaria, Croatia, Serbia, Bosnia and Herzegovina, Albania and Moldova) grew less dynamically in 2007 (5.8% rate of GDP growth) than in 2006 (6.6%). This decline is largely attributable to the harvest failures suffered by Romania. The first year of their accession to the EU did not have any noticeable and positive ramifications for Romania and Bulgaria.

The Confederation of Independent States (CIS – Russia, Ukraine and Belarus) experienced an acceleration of growth, which went from an average of 6.8% in 2006 to 7.5% in 2007. The weakening of growth registered by the Ukraine and Belarus was counterbalanced by Russia's further rise.

Annual real GDP growth


10%
8%
6%
4%
2%
0%
0.8%
4.8%
7.5%
1.8%
5.0%
7.4%
7.8%
1.6%
4.6%
4.8%
6.1%
2.9%
6.7%
6.9%
2.7%
6.0%
5.8%
7.5%
2003
2004
2005
2006
2007e
Eurozone
Central Europe
Southeastern Europe
CIS

Source: Thomson Financial Datastream, wiiw, Raiffeisen RESEARCH

Though its amount varied on a country-by-country basis, 2007's growth was caused by the same factors as 2006's. Its prime engines were the strong rises in consumer demand, which was produced by increases in real wages and in credits granted, and in gross capital investments.

Also registering strong and sustained growth were the economies of the "old" EU member countries. As these in turn are both the most important markets for and sources of FDI (foreign direct investment) in CEE, their growth had a positive affect on the latter's economic development. The increasing dynamism of growth being registered by the EU's new members, by the accession candidates, and by those who are striving to become such is attributable to these factors, which also benefit the foreign investments made in the region. This FDI continues to be at a high level. It is, in fact, still rising in Southeastern Europe. The only countervailing trend in the period under review was the countries' net exports, with the exception of Slovakia, Slovenia and Hungary.

Increase in inflation in second half of 2007

Some of the CEE countries recorded strong rises in their rates of inflation during the second half of 2007. Prime causes were the high prices of oil and food. The latter stems from the prices prevailing on world markets for grains and corn. These increases, in turn, resulted from the strong demand for bioethanol. Another cause was the devastation wreaked by weather on harvests. This curtailed supply.
The low rate of inflation prevailing during the first six months of 2007 helped keep down the annual rate's rise. CEE's rate of inflation in 2007 came to some 3.5%, up somewhat from 2006's 2.2%. The countries of Southeastern Europe (4.9%) and of the CIS (9.5%) actually recorded drops from the previous year (6.8% and 9.6% respectively). These declines are attributable to the persistent weakness shown by the US dollar, and to the real and nominal rises experienced in the countries' rates of exchanges. These, in turn, decreased the prices of imports and, as well, inflation. The only national market served by Raiffeisen International registering a double-digit rate of inflation was the Ukraine (12.7%).

USA's real estate crisis encumbers financial markets

For international financial markets, the USA's real estate crisis and its ramifications dominated the second half of 2007. None directly impacted upon the CEE countries. Indirect consequences have, however, made themselves apparent, as the divergent developments of the region's rates of exchange details. CEE's currencies were quickly able to compensate for the losses registered. This was not the case in southern Europe and specifically in Romania, whose leu dropped to a new and stable rate of exchange some 15% below mid-2007's high mark. A region-wide trend towards increasing the mark-up for risk manifested itself. This increase was, however, limited in size, especially when considering the potential implications for the world's financial markets of the USA's real estate crisis. Confirmation for this point of view comes from players on financial markets, which, in differentiating between the trends in America and elsewhere, continue to forecast economic stability and growth for CEE.

Current account deficits: a phenomenon characteristic of fast-developing economies

Several countries in, particularly, Southeastern Europe and in the rest of CEE have seen their annual current account deficits repeatedly rise. These rises are primarily due to revaluations of their currencies (both in real and, in several cases, nominal terms), the investment booms fostered by the countries' being integrated into the EU, and the strong and sustained demand for private credit. International institutions have joined the countries' Central banks in repeatedly expressing concerns about the nations' economic stability and sustainability of development. The strong rates of investment growth and the relatively low rates of saving being recorded by the countries create a demand for capital. This can only be satisfied by foreign investors – with all of the attendant effects on the balances of current account. This phenomenon is to be observed in all fast-growing economies. Mitigating it is the fact that a large part of the current account deficits is attributable to FDI. The accession to the EU of Romania and Bulgaria will cause this situation to set itself forth in the years to come. This situation does not, however, constitute a threat to economic stability. In the long run, the construction, modernization and expansion of product facilities will lead to reductions in balances of trade. This course of development took place over the last few years in Central Europe.

Developments in Central and Eastern Europe's banking sector

The total assets held by banks in Central and Eastern Europe continued in 2007 to strongly rise, notwithstanding the restrictive regulations imposed by several Southeastern European countries and the after-effects of the USA's real estate crisis, which in turn necessitated the difficult refinancing of CIS banks which are dependent upon financial markets. The region-wide rise in assets was engendered by the consumer credits and mortgage areas, with the latter profiting from the expectation that real estate prices and income will continue to rise. As had been the case in 2006, the corporate banking sector – in which SMEs (small and medium-sized enterprises) are playing an increasingly important role – also grew strongly. Although remaining at a low level in absolute terms, open-ended investment and pension funds registered very high rates of growth.

Personal loans in per cent of GDP vs. GDP per capita (at purchasing power parities), in €


60%
50%
40%
30%
20%
10%
0%
Personal loans in per cent of GDP
Eurozone
Croatia
Bosnia and Herzegovina
Kazakhstan
Ukraine
Bulgaria
Poland
Hungary
Slovakia
Slovenia
Czech Republic
Serbia
Romania
Albania
Russia
Belarus
5,000
10,000
15,000
20,000
25,000
GDP per capita (PPP), in €

Note: Data as of end 2007, source: Local central banks, wiiw, Raiffeisen RESEARCH

Business in 2007

Changes in corporate legal status

At the annual general meeting held on June 5, 2007, it was resolved to increase the paid-in equity capital (capital adjustment) by €931,108.69. This move was undertaken to give the amount of equity capital accruable to each share the even value of €3.05. This was accomplished by the transforming of committed capital reserves. On October 5, 2007, the equity capital was increased by €36,287,375.00 through the issuance of 11,897,500 shares (Secondary Public Offering). As of December 31, 2007, the company's equity capital came to €471,735,875.00, comprised of 154,667,500 shares of no par value (bearer shares). At the annual general meeting of June 5, 2006, in a move approved by the supervisory board, and in accordance with § 169 of the Securities Act, the executive board was authorized to increase the company's equity capital by June 7, 2011 and through the issuing of up to 71,385,000 common shares made out to the bearer, by up to €217,258,695.65. At the annual general meeting of June 5, 2007, the resolution previously passed and approving an authorized capital (unused) was revoked. In a concurrent move, one approved by the supervisory board, the executive board was empowered to increase the company's equity capital within five years after the registration of the appropriate change in the articles of association in the Commercial Registry by issuing up to 71,385,000 voting shares made out to the bearers and for the payment of cash and/or the provision of consideration. This is to occur in a way maintaining shareholders' legal rights of procurement, and is to increase the company's equity capital by up to €217,724,250,00 (approved capital).

October's capital increase was successful

Meeting on September 19, 2007, the supervisory board approved the executive board's proposal to take up the approved capital to the amount of up to €36,287,375,00, through the issuing of up to 11,897,500 new shares. The determination of the capital increase's final amount and of its prices of procurement and tendering were reserved for a subsequent resolution by the executive board. In a concurrent move, the supervisory board gave a working committee the brief to pass such a resolution.
Completed in October 2007, Raiffeisen International's capital increase produced an inflow of capital of €1.24 billion (with this not taking into account the costs of issuing). These figures make the transaction one of the largest capital increases ever taking place on Austria's capital market. The capital increase caused the number of shares issued to rise to 154,667,500. The new 11,897,500 shares were issued at a price of €104.00. The offering was well received by both private and institutional investors. The new shares, for which shareholders exercised no right of procurement, were doubly subscribed. The increase in its capital base is primarily intended to finance the further organic growth of Raiffeisen International. It could also be employed to acquire carefully selected equity stakes. As of December 31, 2007, the amount of non-utilized approved capital came to €181,436,875,00.

Raiffeisen International's stock was highly volatile in 2007. The year's lows and highs were €92.00 und €123.90. The stock's quote on the last trading day of 2007 was €103.60, yielding a market capitalization of €16.0 billion. In 2007, a total of 73 million Raiffeisen International shares were traded on exchanges. Turnover came to some €7.9 billion, with the daily average amounting to 294,787 shares.

The annual general meeting of June 5, 2007 empowered the executive board to, while according to the provisions of the Securities Act, and without having to secure an appropriate resolution at the an-

nual general meeting, repurchase the company's shares. The percentage of these shares, with this including those already purchased, cannot amount to no more than 10% of the company's current equity capital. This empowerment is limited to the 18 months subsequent to the annual general meeting's having passed the resolution.

- The minimum consideration to be paid is €1 (one euro) per share; the maximum cannot be more than 10% greater than the average of the unweighted daily quotes of the ten days preceding the exercising of this authorization.

- To be published are the resolution, the repurchasing programme which it has authorized, and any programmes of resale.

- The executive board is authorized, after securing the approval of the supervisory board, to resolve upon a way of selling the company's shares which is not performed via a securities exchange or via the making of a public tender precluding the shareholders' exercising their rights of procurement. This right is to be precluded only in those cases in which the sale of proprietary shares is undertaken to furnish the consideration required to purchase a company or equity stakes in same, or to implement a programme of employee participation, or a stock option plan for staff members, senior executives and board members of the company and of its affiliates. The inclusion of the supervisory board is mandated by the fundamental principles of the Securities Act, by the company's own statutes, and by the code of procedure applying to the supervisory and executive boards.

This authorization replaces the one resolved upon at the annual general meeting of June 7, 2006, and enabling the purchasing and utilization of proprietary shares. This authorization refers to the utilization already undertaken of the stock of the company's repurchased shares.

As of December 31, 2007, the company possessed 826,223 of its shares. A further 321,973 shares were acquired in a series of purchases in January 2008.

As of December 31, 2007, Cembra BeteiligungsGmbH, Vienna (on behalf of Raiffeisen Zentralbank) held 68.5% of the company's equity capital. The remaining shares are owned by a large number of shareholders.

The regulations applying to the appointing and removing of members of the executive and supervisory boards are:

Persons who are 68 or older cannot be appointed to the executive board. Nor can they be elected for a further term of office. Persons who are 75 or older cannot be elected to the supervisory board. Nor can they be elected for a further term of office. Persons holding more than 8 positions in supervisory boards of publicly-listed companies are also not eligible for election. The holding of a chairmanship of a supervisory board of a publicly-listed company is to be counted doubly.

Business developments

The major events in 2007 were the sustaining of strong growth by the bank's units, the preparing for and implementing of the mergers of the Russia-based ZAO Raiffeisenbank and OAO Impexbank, and the furthering of the integration of the Ukraine-based VAT Raiffeisen Bank Aval.

On November 23, 2007, OAO Impexbank, Moscow (of whose equity Raiffeisen International holds 100%) was merged, after securing all necessary approvals, into ZAO Raiffeisenbank, Moscow (of whose equity Raiffeisen International holds 100%). The merger was accompanied by ZAO's granting of 4,437 of its ordinary shares, each with a nominal value of RUB 1,004,000.00. The carrying value of OAO Impexbank, Moscow, which amounted to €509,730,197.07, has been reclassified to the shares held in ZAO Raiffeisenbank, Moscow, in these annual accounts. The post-merger unit goes by the name "ZAO Raiffeisenbank Russia".

As had been the case in previous years, several units required support, with this taking the form of capital increases and the further purchasing of a limited amount of shares, to achieve growth.

The only additions during the year which are to be regarded as major (with these not including the additions arising from discrete valuation units) are the increases in equity capital undertaken by Moscow-based ZAO Raiffeisen Bank, Moscow (€303.1 million), by VAT Raiffeisen Bank Aval, Kiev (€211.6 million), by Raiffeisen banka a.d., Belgrade (€115 million), and by the Sofia-based Raiffeisenbank (Bulgaria) EAD (€110 million).

The financial year's large-sized disposals include those of 49% of the shares in eBanka a.s., Prague (carrying value at time of disposal: €63.7 million). Purchasers were RAIFFEISENLANDESBANK NIEDERÖSTERREICH-WIEN AG, Wien (which took a 24.0% stake) and Raiffeisenlandesbank Oberösterreich Aktiengesellschaft, Linz (25.0%).

The group's organic growth was facilitated by and found expression in the further increasing of the number of banking offices. These increased from 2,848 as of the end of 2007 to 3,015. The number of customers went from 12.1 million as of 2007 to some 13.7 million.

Also being expanded in 2008 was Raiffeisen International's leasing business. This was fostered by the founding of offices, via Raiffeisen Leasing International, in Kosovo and Moldova.

Key financial indicators

Assets and finances

In financial year 2007, the balance sheet total rose from €3,666.90 million to €4,210.50 million. This increase in assets primarily resulted from changes in the stakes held in affiliated companies and in participations.

As of the balance sheet date, Raiffeisen International held participations worth €4,007.60 million (€3,260.60 million as of December 31, 2006), with this including holdings in affiliates worth €4,006.90 million, and participations worth €680 million (in 2006, this item was solely comprised of shares in affiliated companies). Of the affiliated companies total, €3,720.10 million (as of December 31, 2006: €3,016.0 million) stemmed from banking participations, with the remainder still predominately being in holding companies. The participation is a small-sized stake in European Investment Fund S.A., Luxemburg, which provides financing to SMEs.

Changes in the line-up of affiliated companies are elucidated on page 7.

The rise in other receivables, which forms part of the receivables due from affiliates item, is primarily attributable to alterations in hedges (discrete valuation units).

On the liabilities side, the increase in equity was due to a capital increase of €2,371.50 million, which brought the total to €3,576.20 million. The share of the balance sheet sum accounted for by equity rose from 64.6% to 84.9%.

The increase in funds arising from the capital increase and from the reduction of cash at banks was invested in financial assets. It also went to reduce the amount of short-term financial liabilities.

Consortium agreements have been concluded with companies on the joint shareholdings in the following participations:

Raiffeisenbank a.s., Prague; Tatra Banka a.s., Bratislava; Raiffeisen Bank Zrt, Budapest, and Raiffeisen-RBHU Holding GmbH, Vienna; Raiffeisen Krekova banka d.d., Maribor; and Raiffeisenbank Austria d.d., Zagreb. The consortium agreements primarily establish reciprocal rights of pre-emptive purchase of stakes. Changes in operative control, which could arise from the receipt of a takeover offer, suffice to nullify these contracts.

The shareholders' agreement concluded with the London-based European Bank for Reconstruction and Development (EBRD) involves the Minsk-based OAO Priorbank. The contract foresees a change in operative control's giving EBRD the right to exercise its option to sell all of the shares it holds in OAO Priorbank to Raiffeisen International.

The company has an operating office in Prague, Czech Republic.

To secure against the risks arriving from equities being maintained in local currencies, several of the banks' participations have entered into currency hedges with Raiffeisen Zentralbank. Discrete valuations units were set up for each of the participations affected. This arrangement ensures that opposing developments of currencies' rates of exchange will be compensated for by the interplay of the underlying (participation) and the hedge. The hedges took the form of spot transactions and currency futures.

Earnings

The decline in revenues vis-ŕ-vis that of 2006 is especially attributable to the alteration in the reporting of earnings resulting from charged-on expenditures, which are now included in the other operating income item. The consulting and management services comprised in the revenues item pertain exclusively to affiliated companies.

In addition to the above-mentioned reclassification, the increase in other earnings was caused by a rise in the income from guarantee commitments and from commissions for the provision of stand-by facilities. These rises were a product of a greater volume of operation. The operating performance rose as a consequence by €8.4 million or 24.6% to €42.7 million.

In a contrasting development, expenditures for operating performance rose in 2007 by €16.6 million to €93.8 million. The increase of €5.6 million in staff cost resulted from the expansion in business operations and the accompanying rise in net number of staff members, and from the larger expenditures necessitated by the company's share incentive plan. The other operating expenditures item registered increases in outlays for IT, and for third party, consulting, advertising and marketing services.

These expenditures caused the profit from operating activities to decline from - €43.0 million to - €51.1 million.

The net income for 2007 came to €85.9 million (2006: €643.9 million). This resulted from the incorporation of financial earnings, which amounted to €130.8 million. The figure for 2006 – €687.6 million – was largely attributable to the one-time effects of the disposal of participations, which yielded €668.2 million. Financial earnings principally arose in 2007 from earnings from participations, which amounted to €162.6 million, from a rate of exchange-derived profit on a loan denominated in dollars and amounting to €34.1 million (reported in the other interest and similar earnings item), as well as from earnings from income tax coming to €6.2 million (2006: a deficit of €0.8 million).

Risk management

Raiffeisen International's core business is comprised of the purchasing, ownership and management of majority holdings in banks and other financial institutions active in Central and Eastern Europe. Prior to their being acquired, objects are subjected to intensive audits conducted on an in-house basis. Should the situation so demand, the services of non-corporate consultants are availed upon. Annual accounts incorporate figures stemming from participations. The company's holdings in these are the products of comprehensive-range contracts. These, in turn, provide the company with extensive rights of operations control, with the actual extent being a product of the percentage of holding. The contracts also establish the processes of consultation to be undertaken with minority shareholders in cases of asset sales. These rights are pursued by Raiffeisen International's management and staff members. The company's business developments are disclosed and analysed in the reports issued every month, quarter and year.

Handled by a dedicated team at the company's head office, the proper management of risk is one of Raiffeisen International's key proficiencies.

Principles of risk management

Raiffeisen International manages risk by employing systems of measurement and monitoring to implement a comprehensive set of principles. The system's objective is to assess and manage all of the risks arising in and from network banks and special-purpose transactions. These processes are facilitated by the setting up of a results-producing organization. Risk-related policies are formulated at corporate headquarters and exemplify the following principles:

- The management of risks arising from or relating to loans, countries, markets, liquidity and other operations is undertaken at all levels of corporate activity.
- The group-wide application of directives ensures the consistent and coherent implement of a risk management approach whose formulation occurs in consultation with RZB, the company's corporate parent.
- The risk management principles applying to the corporate operations and SME divisions are contained in a handbook – the credit manual – whose use is obligatory for the entire Raiffeisen International group. The credit manual is derived from that of the RZB group.
- The rating methods applied are to be implemented throughout the group.
- The credit directives are reformulated and approved on an annual basis, with this forming part of the budgeting and planning processes.
- The management of business activities and of risks are handled by discrete teams whose operations are strictly separated.
- Provisions constituted for non-performing corporate loans take into account risks of losses arising from individual debts and from value adjustments on portfolios as a whole. Provisions are generally made for non-performing loans provided to private customers using the portfolio approach.
- Approval has to be secured from the group's head office prior to introducing new retail products.

Risk management: operating advantages

The implementation of the corporate risk management principles in daily business operations requires a depth of dedicated expertise. The first of its set of risk management operating advantages, Raiffeisen International's expertise stems from its more than 20 years of successfully pioneering banking operations and the risk management associated with them in Central and Eastern Europe. This expertise is deployed by the high-capability, dedicated teams constituted and working in the company's head office in Vienna and at the network banks. These locally-active teams are headed by a chief risk officer, and linked to each other and to the head office by an infrastructure supporting the problem-free exchange of information.

The second operating advantage possessed by Raiffeisen International is the standardization undertaken in the formulation of loan approval processes. Applied throughout the group, this standardization is based upon the use of a credit manual. The rating and reporting processes are also pursued employing methods and standards consistently applied throughout the group. A code of rules governing the constituting of provisions for non-performing loans and seminars attended by personnel staffing network banks and the head office also ensure the implementation of non-varying, group-wide practices.

Raiffeisen International's third advantage in successfully structuring risk management is the important role that it is had accorded to the company's head office in management and assessment operations. This importance is detailed by the fact that the introduction of new products requires the permission of the head office, which also handles the creation, commissioning and monitoring of the reporting platforms and local scorecards comprising the risk management system. The head office also dispatches teams to locally-active banks, at which they assist in the monitoring of credits.

Basel II and data quality management

Raiffeisen International has committed itself in the Basel II and data quality management areas to creating standards of credit provision and valuation applying to all aspects of corporate and retail banking, and to furthering the company's strategy of optimally positioning the group's risk management system.

The first phase of Basel II related implementation activities was successfully concluded in 2007. This conclusion has enabled all of the bank's units, with these including those active in both banking and leasing, to calculate, on an initial basis and using the standard approach, the risks incurring from assets. Now currently being tested for commissioning by corporate parent RZB and by several units based in new EU member countries is the IRB (internal rating basis) approach. The official plan of implementation stipulates that this is to be concluded by mid-2008. The group has set itself the objective of calculating all of the risks incurring from assets contained in material portfolios using the IRB approach. For this reason, its implementation will be pursued in all other countries (including Russia and the Ukraine) at the level of priority prevailing in previous years.

To ensure that the risk-weighted calculation of asset valuations is correctly undertaken, that it accords to group practices and Austrian law, and that it exploits national-level options, Raiffeisen International's head office in Vienna has set up a special competence centre. Its brief is the supporting and coordinating of the work of locally-based and dedicated project teams.

One of the main thrusts of the Basel II related implementation is the assurance of data quality. To assure this, key performance indicators developed at the head office are deployed in the conducting of

monthly audits of data. Any deficiencies revealed are processed and corrected on a non-delay basis. The proactive preclusion of deficiencies is ensured through the undertaking of supplementary measures whose formulation forms part of the head office's optimisation of credit provision processes.

The fine tuning of in-house instruments deployed in the management of banking processes is conducted on an ongoing basis, and using the results of the validation of models employed in the identification and assessment of risks contained in portfolios and elsewhere.

Human Resources

One of Central and Eastern Europe's best-loved employers

The sustained growth achieved by Raiffeisen International has been accompanied by a correspondingly large increase in the number of staff members. This primarily resulted in 2007 from the network banks' organic growth. As of December 31, 2006, 52,732 staff members (expressed in FTE – full-time equivalent units) were employed at by the group. A year later this number had grown by 10.7% to 58,365. Of them, 188 worked for the group's corporate parent in Vienna (2006: 143).

The average age of the personnel staffing the network banks remains relatively low 34. As this figure reveals, Raiffeisen International is one of the youngest and most dynamic banks around. Another fact about our staff members: they are highly qualified. As of the end of 2007, a remarkable 70% had university degrees. This level varies on a country-by-country basis, with this reflecting the fact that the conditions in the countries in which Raiffeisen International operate are also highly heterogeneous. These conditions involve workforce demographics, qualities of educational systems and economic parameters. The same applies to the percentage accounted for by women in the total workforce. For the banking group as a whole, the percentage came to 69% as of the end of 2007.

Development of personnel as of the balance sheet date


70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
Number of staff on balance sheet data
18,386
64
3,282
7,799
22,851
144
3,718
8,697
43,614
184
21,942
9,654
52,732
207
27,620
11,427
58,365
256
28,614
2003
2004
2005
2006
2007
Austria
CIS
Southeastern Europe
Central Europe

Performance management successfully launched

A close accordance between the objectives formulated for the group as a whole and for each of its staff members constitutes a precondition for the successful implementation of the group's strategy. To achieve this intermeshing, Raiffeisen International's executive board launched in 2006 a group-wide initiative. Its objective is the group-wide implementation of a performance management system. The system's goals are the creation of objectives for staff members which are easy to understand and monitor, the receipt of feedback and recognition on a regular basis, and the setting up of a system evaluating the performances of staff members, with the system being used to spur the further development of

staff members and to establish remuneration. The performance management system has also been set up to foster those key competencies needed to propagate and incorporate Raiffeisen's guiding values and image to and in the network banks and their operations. The net result of all this is the achieving and strengthening of a single, group-wide identity.

The performance management system is structured to ensure a balancing of the objectives set for the company and for its individual staff members. The system is also responsible for the measurement of how closely these objectives have come to being realized in the context of cyclical business processes. The system is also used to evaluate the performances of individual staff members. These evaluations impact upon the goals set and the career plans made for and by the staff members. The evaluations also form the basis of individual remuneration.

The implementation of the performance management system had achieved the following milestones by the end of 2007:

- The systems evaluating the performance of the top three echelons of executives staffing the network banks had been configured to adhere to group-wide standards. In many banks, this adherence has been achieved for all of the systems monitoring executive and other staff member performance.
- These systems are being used as the bases for the formulation of performance-derived remuneration systems.
- Six key cultural competencies designated for group-wide application have been incorporated into the systems evaluating the performance of level one and two executives.
- Undertaken has also been the further development and stepping up of locally-based activities devoted to training executives and other staff members in the employment and deployment of performance management systems.

Purposeful ongoing occupational education

Highest-quality personnel qualifications constitute a company's most important asset. This holds especially true for service providers. To achieve this quality of qualification, Raiffeisen International has instituted a program of proactive personnel development. It is comprised of a broad-ranging portfolio of vocational and ongoing occupational education measures.

New training centre in the Ukraine

A key component of this program was created by the group in the period under review for the Kiev-based Bank Aval. The restructuring of the bank's training and development division in 2006 was followed on July 18, 2007 by the commissioning of the ultra-modern FARBA training centre.

E-Learning

Raiffeisen International set forth its implementation of E-learning initiatives in 2007. In important moves, the programmes existing for banks based in Poland, Romania, Russia and the Czech Republic were joined by those for ones in Belarus and the Ukraine.

To provide these national-level projects with the requisite support, and to foster the inculcation of their personnel's international level skills, the group's head office launched in 2007 the creation of a main E-learning system. It will network the E-learning programmes maintained by the head office and the subsidiaries.

The E-learning programmes have enabled Raiffeisen International to step up its speed, directness and efficiency of provision of support to group vocational and occupational education programs. These traits, in turn, constitute an important engine of corporate success.

Raiffeisen International will continue to pursue in the years to come its objective of creating a corporate learning system that is capable of cultivating and managing talent on a group-wide basis.

Competitive advantages: talent management and successor planning

Our abilities to recruit the most talented executives and other staff members, and to offer them ways of developing their skills while pursuing their careers constitute, along with our capability of convincing them to stay with our company, one of the main reasons why we are so successful on Central and Eastern Europe's fast-growing markets. This success of recruiting and retention is a product of the thoroughgoing implementation of our talent management strategy, and of the effective measures comprising our successor planning system. These, in turn, form the instruments guaranteeing the sustaining of Raiffeisen International's success.

The "Spot! – Grow! – Lead!" initiative was launched in 2007 by Raiffeisen International's executive board. It encompasses the talent management of and successor planning for senior executives working for the network banks. The project's objectives are:

- to recruit and retain "top talents" – those capable of leading the company,
- to systematically and purposefully train these staff members to assume management positions,
- to identify any key executive positions needed filling at an early stage.

This initiative will create a "top talent pool". From each and every group division and subsidiary, and from every country of operation, these highly-qualified staff members are to readied, via programs of promotion and of skills development, for the occupying of top positions at network banks. This international-level talent pool is to be complemented by locally-based ones. The latter are to satisfy the ever-growing need prevailing at all levels of operation for highly-qualified and adept specialists and managers.

Planned for 2008 is the development of "Spot! – Grow! – Lead!" into one of the main tools used in the scheduling and managing of executive development and career planning. Another focus for the year will be the development of a group wide "international acceleration pool". The pool is designed to provide highly-motivated and highly capable top performers working for the network banks with opportunities to embark upon international-level careers. This pool will enable the filling of key positions on a rapid and transnational basis.

Prospects

Economic prospects

CEE's economies turned in record growth in 2006 and 2007. This year should experience a moderately sized cooling off. The 6.8% real GDP growth recorded by CEE in 2007 is forecast to drop to 5.3% in 2008. This rise is still, however, very robust. The causes of this forecast decline of 1.5 percentage points are the business cycle (the upswing is coming to a natural end) and the drop-off in growth expected to be experienced in the Eurozone – CEE's most important market of trade and source of investment. The Eurozone's GDP rise is expected to drop from 2007's 2.7% to 1.6% in 2008. This weakening of economic performance will probably be augmented by the USA's real estate crisis and its impact upon the American economy as a whole. This crisis will, however, have little direct effect upon CEE's economies.

Over the last few years, private consumption joined foreign demand and corporate investments as a main engine of economic growth in CEE. This rise in private consumption was stoked by rises in employment, remuneration and the amount of private credits provided, with the latterly being especially strong and sustained. The increase in inflation expected to materialize should cause the rise (in real terms) of remuneration to be lower this year, notwithstanding the further rises in employment expected to occur in CEE economies in 2008. A further negative factor is forecast to be the increasing of the costs of private credits. This is attributable to the higher costs and lower availability of refinancing facing banks procuring such on capital markets. These trends are also ascribable to the USA's mortgage crisis.

Such a weakening of private demand would, however, constitute a benefit for those Southeastern European economies contending with strongly-rising balance of current account deficits. The declines in these deficits would foster the sustaining over the medium and long run of economic growth. A factor also to be considered is the durability shown by CEE economies, which have demonstrated that they are eminently capable of shrugging off the negative effects emanating from a short-term cooling off of Eurozone economies. These trends indicate that the CEE economies will largely overcome their weaknesses in consumer demand, and will remain in the fast lane of economic growth. Should they manage to do such, the revaluation of their currencies – in both (in several cases) nominal and real terms – is probable.

Events of special importance taking place after the balance sheet date

No events took place after the balance sheet date that could substantially influence the company's assets, finances or earnings.

Appropriation of profits

The executive board will propose to the annual general meeting the distribution of a dividend of €0.93 per ordinary share.

Balance sheet as of December 31, 2007

Assets

	31.12.2007 EUR	31.12.2006 TEUR
A. Fixed assets		
I. Intangible assets		
Software	*787,397.74*	*265*
II. Tangible fixed assets		
Other facilities, operating furnishings and fittings	*48,697.11*	*57*
III. Financial investments		
1. Shares held in affiliates	4,006,947,046.62	3,260,575
2. Participations	680,066.18	0
3. Securities held as investments	40,228.00	41
	4,007,667,340.80	*3,260,616*
	4,008,503,435.65	**3,260,938**
B. Current assets		
I. Receivables and other assets		
1. Accounts receivable	82,738.64	60
2. Accounts receivable from affiliates	142,476,031.09	42,001
3. Other receivables and assets	7,582,863.26	4,377
	150,141,632.99	*46,438*
II. Securities and stakes held	*34,964,455.80*	*10,690*
III. Cash on hand and at banks (exclusively at affiliates	*15,617,389.44*	*347,860*
	200,723,478.23	**404,988**
C. Prepayments and accrued income	**1,286,466.63**	**965**
	4,210,513,380.51	**3,666,891**

Liabilities

	31.12.2007 EUR	31.12.2006 TEUR
A. Equity		
I. Equity capital	***471,735,875.00***	***434,517***
II. Ca Capital reserves		
1. Committed	1,852,592,104.11	669,977
2. Non-committed	97,066,398.80	97,067
	1,949,658,502.91	***767,044***
III. Retained earnings reserves		
1. Legally constituted reserves	5,000,000.00	5,000
2. Other reserves (freely disposable) of which reserves for own shares EUR 34,964,455.80; 2006: TEUR 10,690	983,780,717.89	983,781
	988,780,717.89	***988,781***
IV. Unappropriated retained earnings	***165,993,419.79***	***181,180***
of which, profits carried forward: EUR 80,061,013.67; 2006: TEUR 28,918		
	3,576,168,515.59	**2,371,522**
B. Provisions		
1. For termination of employment compensation	674,134.55	247
2. For pensions	4,641,616.31	2,802
3. For taxes	0.00	455
4. Other provisions	22,811,202.86	15,509
	28,126,953.72	**19,013**
C. Obligations		
1. Obligations to banks	90,173,277.35	372,932
2. Accounts payable	2,296,610.06	1,302
3. Obligations to affiliates	511,006,196.98	868,197
4. Other obligations of which, from taxes: EUR 73,764.69; 2006:: TEUR 61 of which, from social security: EUR 296,040.46; 2006: TEUR 230	1,306,410.14	33,925
	604,782,494.53	**1,276,356**
D. Accruals and deferred income	**1,435,416.67**	**0**
	4,210,513,380.51	**3,666,891**
Contingent liabilities from guarantees	2,049,859,031.81	1,059,880
Outstanding commitments to pay-in	1,635,000.00	35

Income statement for financial year 2007

T€: thousands of €

	2007 €	2006 T€
1. Revenues	25,947,934.13	28,775
2. Other operating income		
a) Income from the retransferring of reserves	*796,689.81*	*155*
b) Other income	*15,956,739.85*	*5,331*
	16,753,429.66	5,486
3. Staff costs		
a) Salaries	*-28,191,317.65*	*-22,107*
b) Expenditures for termination of employment compensation and outlays to providential funds for staff members	*-944,908.90*	*-463*
c) Expenditures for old age care	*-333,364.56*	*-2,287*
d) Legally-required expenditures for social charges and for fee-derived charges and compulsory contributions	*-3,640,300.79*	*-2,625*
e) Other social account payments	*-301,754.23*	*-290*
	-33,411,646.13	-27,772
4. Depreciation of intangible and tangible fixed assets	-242,635.48	-92
5. Other operating expenditures		
a) Taxes	*0.00*	*-1*
b) Others	*-60,189,660.27*	*-49,349*
	-60,189,660.27	-49,350
6. Sum of Z 1 to 5 (operating income)	***-51,142,578.09***	***-42,953***

7. Earnings from participations of which due from affiliates: € 162,568,524.11; 2006: T€ 115,010	162,568,524.11	115,917
8. Earnings from other securities held as financial investments	1,271.25	1
9. Other interest and similar earnings of which due from affiliates: € 39,443,217.27; 2006: T€ 5,315	44,313,750.04	8,161
10. Earnings from the disposal of financial investments	1,201,665.41	668,211
11. Expenditures for financial investments of which a) depreciation: € 635.09; 2006: T€ 13,900 b) Expenditures undertaken by affiliates: € 132,750.,00; 2006: T€ 10,849	-133,385.09	-13,908
12. Interest and similar expenditures of which due to affiliates: € 75,553,543.18; 2006: T€ 90,528	-77,095,805.28	-90,734
13. Sum of Z 7 to 12 (financial result)	***130,856,020.44***	***687,648***
14. Income from ordinary business operations	**79,713,442.35**	**644,695**
15. Income taxes	6,218,963.77	-784
16. Annual net income	**85,932,406.12**	**643,911**
17. Appropriations to retained earnings Other reserves (free reserves)	0.00	-491,649
18. Net income	**85,932,406.12**	**152,262**
19. Profit carried forward from previous year	80,061,013.67	28,918
20. Unappropriated retained income	**165,993,419.79**	**181,180**

Notes to the accounts

of December 31, 2007

of

Raiffeisen International Bank-Holding AG

A. Elucidation of the methods of accounting and valuation

General principles

These annual accounts were compiled using **principles of orderly accounting** and adhering to the definition of true and fair depiction contained in § 222 para. 2 of the Commercial Code. The result is the most accurate depiction possible of the company's assets, finances and earnings.

Adhered to in the compilation of these accounts in the principle of **completeness**.

The valuation of the individual assets and liabilities was carried out using and assuming the **individual evaluation and going concern principles**.

The **principle of prudence** was taken into account by the reporting only those earnings actually realized as of the balance sheet date. The income statement provided for all recognizable risks and pending losses.

Fixed assets

Intangible and tangible fixed assets are valuated at their costs of procurement less scheduled depreciation.

Scheduled depreciation is carried out using the straight-line method and assuming a term of utility of three to four years (for intangible assets) and four years (for tangible fixed assets).

Additions recognized in the first half of the business year are fully depreciated at the annual rate; those recognized in the second half, at half of the annual rate.
Assets of negligible value (whose cost of procurement is to up €400) are fully depreciated in the year of their acquisition. They are reported in the fixed assets tables as additions and disposals.

Financial investments (stakes held in affiliates and participations, and securities held as investments) are, as a general rule, valuated as their costs of procurement.

Non-scheduled depreciation is carried out on **shares held in affiliates and participations** in those cases in which their fair values are lower as of the balance sheet date than their carrying values, and when these value impairments are set to be long-term in nature. Write-ups are performed up to the costs of procurement in those cases in which the reasons for the value impairments no longer exist. No non-scheduled depreciation was performed in the financial year.

Securities held as investments are recognized at the lower of costs or market.

Exchange rate hedges undertaken for participations taking the form of discrete valuation units (please see appendix III/5) are recognised using the individual evaluation principle. This is applied at the valuation units level.

Current assets

Receivables are recognised at their nominal values, unless individually-applicable risks are recognisable. In such cases, they are recognised at the lower value. Receivables maintained in foreign currencies are recognised at the buying rate prevailing on the date of their coming into existence, or at the buying rate prevailing on the balance sheet date, should that be lower.

Securities and shares (proprietary shares) are recognised as a general rule at their costs of procurement, less any writedowns performed, in those cases in which the stock quote as of the balance sheet date is lower than the costs of procurement. Propriety shares committed to the Share Incentive Program (SIP) are depreciated over the term remaining of the program in question (terms of three years each). To get the details of the SIP, please see the section on provisions on page 9.

Provisions

All of the benefits-oriented provisions comprised of capital and made to satisfy social requirements **(provision for termination of employment compensation and pensions)**—with the exceptions of the pensions compiled for two executive board members--are determined, in accordance with IAS 19 – Employee Benefits, using the Projected Unit Credit Method. The right of choice contained in IAS 19.92 (corridor method) is not exercised.

Used in the actuarial calculation of termination of employment compensation and pension commitments is an assumed rate of annual interest of 5.0% (2006: 4.5%). The parameters used in calculating obligations to pay termination of employment compensation remained unchanged from the previous year: an annual average increase in wages of 3% and a career trend of 2% per annum.

The biometric basis of the calculations made for provisions of capital for social accounts was furnished by the Association of Austrian Actuaries' underlying calculations for pension insurance - Pagler & Pagler – contained in the version for staff members, and incorporating a life expectancy factor. The calculations assume a beginning of the drawing of pensions at the age of 65. The calculations also take into account the legal stipulations governing the transition from working life to pensioner status, and the special features of individual-level contracts.

In accordance with contractual conditions, the provisions for pensions constituted for two executive board members correspond to the amount of coverage provided by pension reinsurance policies taken out to meet the obligations.

Provisions for taxes and other items are constituted at the amount of utilisation required. The provisions take into account all recognisable risks and all liabilities whose amount has not yet been determined.

Liabilities

The **liabilities** are recognised at their amounts of repayment, with this being determined using the principle of prudence. Liabilities maintained in foreign currencies are recognised at their costs of procurement, or at the foreign exchange rate prevailing at the balance sheet date, should that be higher.
Options are recognised at their market values. The determination of fair value is carried out using an appropriate option price model.

Forwards are translated at the forward rate prevailing on the balance sheet date. Provisions are constituted for any pending losses resulting from this.

Income statement

Profit and loss are calculated using the total costs procedure.

B. Elucidations of balance sheet items

1. Assets

Fixed assets

The development and composition of fixed assets are detailed in appendix I (fixed assets table reported in accordance with § 226 (1) Commercial Code) and in appendix II of these notes (reporting of the shares held in affiliates as of December 31, 2007 in accordance with § 238 (2) Commercial code).

To secure against the risks arising from the maintaining of equity in local currencies of the following companies

- eBanka a.s., Prague
- OAO Priorbank, Minsk
- Raiffeisen banka a.d., Belgrade
- Raiffeisenbank a.s., Prague
- Raiffeisenbank Austria d.d., Zagreb
- Raiffeisen Bank Polska S.A., Warsaw
- "RI-RBHU Holding GmbH", Vienna (Raiffeisen Bank Zrt., Budapest)
- Ukrainian Processing Center JSC, Kiev
- VAT Raiffeisen Bank Aval, Kiev
- ZAO Raiffeisenbank, Moscow

currency hedges were entered into with Raiffeisen Zentralbank Österreich Aktiengesellschaft (RZB), Vienna.

Discrete evaluation units were set up for the above participations. This ensures that the countervailing development of the associated foreign currency's value will be compensated by the interplay between the underlying (participation) and the hedge. The assessment of the hedge's efficiency takes into consideration the local currency's performance. Such hedges can, however, also make use of currencies showing a great degree of correlation. The changes in values are reported in the valuation of participations (for the underlying) and in the receivables due or from affiliates (for the hedge). Doing such precludes any impact on the income statement.

Current assets

The **accounts receivable** amounted to €82,738.64 (2006: T€60) in 2007. All of these had in 2007 and 2006 a remaining term of up to one year.

The **accounts receivable from affiliates** came to €142,476,031.09 (2006: T€ 42,001). This item is comprised of accounts receivable amounting to €738,016.80 (2006: T€ 1,400) and other receivables amounting to €141,738,014.29 (2006: T€ 40,601). The other receivables are largely comprised of the €104,571,561.49 (2006: T€ 22,827) resulting from the valuation of currency hedges (evaluation unit), the €19,897,304.86 (2006: T€ 15,312) from dividend-related receivables, and from € 13,835,783.40 (2006: T€ 2.321) from tax apportionments. All of these had in 2007 and 2006 a remaining term of up to one year.

The **other receivables and assets** came to €7,582,863.26 (2006: T€ 4,377) in 2007. They largely comprise the premium reserves accruing from reinsurance policies and amounting to €4,653,276.57 (2006: T€ 804), as well as the €1,123,219.77 (2006: T€ 1,016) in receivables accruing from Vienna's tax authorities, and the €712,506.41 (2006: T€ 1.009) stemming from the charging on of IT projects. Other receivables amounting to €5,015,154.77 (2006: T€ 1.010) had in 2007 and 2006 a remaining term of more than one year. The remaining receivables, amounting to €2,567,708.49 (2006: T€ 3,367), have a remaining term of up to one year.

The **securities and shares** amounted to €34,964,455.80 (2006: T€ 10.690) and included 826,223 (2006: 262,260) proprietary shares, of which 235,712 (2006: 199,833) shares are devoted to the company's Share Incentive Program (SIP) (Details are provided in the section on provisions on page 9). Acquired in financial year 2007 were 563,963 proprietary shares at a weighted average price of €51.20 per share.

Cash at credit institutes came to €15,616,409.00 (2006: T€ 347,858) Most of this is deposited at Raiffeisen Zentralbank Österreich Aktiengesellschaft, Vienna; all of it with affiliated companies. These deposits had a remaining term of one year in 2007 and 2006.

Prepaid expenses and deferred income

Prepaid expenses came to €1.286.466,63 (2006: T€ 965). This item is largely comprised of expenditures for advertising (€644,372.95; 2006: T€ 565), for user fees (€358,207.02; 2006: T€ 283), and for IT projects.

2. Liabilities

Equity

Meeting on June 5, 2007, the annual general meeting resolved to increase the company's capital from business funds (capital correction) by €931,108.69, so as to give the capital ascribable to each share the relatively even amount of €3.05. This was accomplished by transforming committed capital. This move joined with the capital increase carried out on October 5, 2007 and amounting to € 36,287,375.00, with this arising from the issuing of 11,897,500 shares, in causing the company's **equity** to amount to €471,735,875.00 as of December 31, 2007. This capital is comprised of 154,667,500 shares of no par value (bearer shares).

The annual general meeting of June 7, 2006, in a move approved by the supervisory board, and in accordance with § 169 of the Securities Act, empowered the executive board to increase the company's equity capital by June 7, 20011 by up to €217,258,695.65 through the issuing of up to 71,385,000 ordinary bearer shares. The annual general meeting of June 5, 2007 revoked the resolution authorising an approved (and unused) capital. In a concurrent move, the executive board was authorised, in a move approved by the supervisory board, to increase the company's equity capital within five years after the registration of the appropriate change in the articles of association in the Commercial Registry by issuing up to 71,385,000 voting shares made out to the bearers and for the payment of cash and/or the provision of consideration. This is to occur in a way maintaining shareholders' legal rights of procurement, and is to increase the company's equity capital by up to €217,724,250,00 (approved capital).

Meeting on September 19, 2007, the supervisory board approved the executive board's proposal to take up the approved capital to the amount of up to €36,287,375,00, through the issuing of up to 11,897,500 new shares. The determination of the capital increase's final amount and of its prices of procurement and tendering were reserved for a subsequent resolution by the executive board. In a concurrent move, the supervisory board gave a working committee the brief to pass such a resolution.

A meeting of the executive board held on October 3, 2007 irrevocably established the dimensions and conditions of the capital increase. On the same day, at another meeting, the working committee of the supervisory board approved the capital increase, and resolved, in accordance with § 4 para 5 and § 12 para 2 of the articles to make the corresponding changes in Raiffeisen International's articles of association.

As a result of these resolutions, the company's equity was increased on October 5, 2007 by €36,287,375.00 to €471,735,875.00 through the issuing of 11,897,500 bearer shares at the price established by the executive board of €104.00 each.

The premium earned through the transactions of €1,201,052,625.00 was consigned, after deducting the costs directly ascribable to the issuing of €17,506,494.74, to the committed capital reserves.

As of December 31, 2007, the approved and unutilised capital came to €181,436,875.00.

As of December 31, 2007, Cembra Beteiligungs GmbH, Vienna (on behalf of RZB) held 68.5% of the company's equity. The remainder of the shares is held by a large number of shareholders.

The shares of Raiffeisen International Bank-Holding AG have been listed since **April 25, 2005** on the **Vienna Securities Exchange**'s Prime Market. The initial offering price was € 32.50; the initial trading quote, €39.00. On April 28, 2005, the shares were included in the ATX, Austria's equivalent to the Dow Jones. As of December 31, 2007, Raiffeisen International's shares were trading at €103.60.

The **committed capital reserves** increased in financial year 2007 from €669,977,082.54 to €1,852,592,104.11. This increase was caused by the consigning of the premium arising from the capital increase and amounting to €1,201,052,625.00 (minus the expenditures directly incurred in the issuing of the shares of €17,506,494.74) to the reserves. This was partially offset by the transformation of committed capital amounting to €931,108.69 into equity, with this taking place in conjunction with the capital adjustment.

The **non-committed capital reserves** remained at €97,066,398.80 throughout the financial year.

The **retained earnings reserves** are comprised of the **legally-constituted** reserves, which remained at 2006's amount of €5,000,000.00 and **other (freely disposable) reserves** coming to €983,780,717.89. A sum accruing to the **other (freely disposable) reserves** of €34,964,455.80 (2006: T€ 10,690) has been constituted to provide for proprietary shares.

The committed capital reserves and the legally-constituted retained earnings reserves are greater than the amount stipulated by § 130 para. 3 of the Securities Act.

Reserves

The **other reserves** amounted to €22,811,202.86 in 2007 (2006: T€ 15,509). Of this, €10,164,034.00 (2006: T€ 8,867) is comprised of reserves constituted for balance sheet and other premiums; €4,427,295.00 (2006: T€ 4,295), for risks arising from affiliates; €2,224,208.74 (2006: T€ 826), for provisions made for the Share Incentive Plan (SIP); €3,946,194.26 (2006: T€ 596) for outstanding invoices; and €800,390.22 (2006: T€ 560), for vacations which have yet to be taken.

To strengthen and reward corporate high-achievers' sense of affiliation with the group, Raiffeisen International's executive board, in a move approved by the supervisory board, has set up a **Share Incentive Program (SIP)**. This performance-determined allocation of shares goes to top managers who have completed a three-year qualifying period. The allocation is based upon three agreements, each with of identical content, taking effect on July 1, 2005 (SIP - Tranche 2005); May 15, 2006 (SIP - Tranche 2006); and June 14, 2007 (SIP – Tranche 2007).

Eligible for inclusion in the Share Incentive Program are members of the executive boards of Raiffeisen International and of its subsidiaries, and selected senior executives of Raiffeisen International Bank-Holding AG. To participate in the SIP, these top managers have to invest their own funds in the purchasing of Raiffeisen International's shares. Once purchased, the shares have to be retained by the managers for three years.

The number of shares allocated depends upon the manager's fulfilment of two equally weighted indicators of performance. The first indicator is the performance of Raiffeisen International during the qualifying period, as measured in the period's average ROE (return on equity). The second indicator is the evaluation of Raiffeisen International shares' total shareholder return, with this being done via a comparison to all of the banks listed in the Dow Jones and EuroStoxx Banks indexes.

The shares required for the SIP were acquired in a programme of repurchasing proprietary shares. As of December 31, 2007, the company held 826,223 (2006: 262,260) of its own shares (equivalent to 0.53 % or T€ 2,520 of the company's total equity). Of the total, 235,712 (2006: 199,833) shares were consigned to the SIP. Of these, 111,687 shares were accounted for by the allocation in 2005; 69,452 shares by the allocation in 2006; and 54,573 shares, by the allocation in 2007.

Liabilities

The **liabilities due to banks** amounted to €90,173,277.35 (2006: T€ 372,932) in 2007. These liabilities are comprised of the €90,000,000.00 (2006: T€ 0) owed to Raiffeisen Malta Bank plc., Sliema (an affiliated company), of the €173,277.35 (2006: T€ 341,450) owed to Raiffeisen Zentralbank Österreich Aktiengesellschaft, Vienna (an affiliated company); and the € 0.00 (2006: T€ 31,482) owed to RAIFFEISENLANDESBANK NIEDERÖSTERREICH-VIENNA AG, Vienna. These liabilities, as was the case in 2006, have a remaining term of up to one year.

The **accounts payable** amounting to € 2,296,610.06 (2006: T€ 1,302) are largely comprised of the invoices for consulting and advertising services outstanding as of the balance sheet date. As was the case in 2006, the invoices had in 2007 a remaining term of up to one year.

The **liabilities due to affiliated companies** amounted to €511,006,196.98 in 2007 (2006: T€ 868,197). These were comprised of €503,631,444.45 (T€ 861,792) in financial liabilities; of € 7,312,227.48 (2006: T€ 6,372) of accounts payable; and of €62,525.05 (2006: T€ 33) of other liabilities.
The financial liabilities were due to RI FINANCE (JERSEY) Limited, Channel Islands, and amounted to €503,631,444.45 (2006: T€ 503,026). These liabilities took the form of the issuing of a certificate of obligation drawn up by a merchant (with its including deferred interest). This certificate is subordinated, as the term is defined by § 45 para. of the Banking Code. €500,000,000.00 (2006: T€ 500,000) of the liabilities have a remaining term of more than five years; €11,006,196.98 (2006: T€ 368,197), a remaining term of up to one year.

The **other liabilities** come to €1,306,410.14 (2006: T€ 33,925) and are comprised of €73,764.69 (2006: T€ 61) arising from tax liabilities; of €296,040.46 (2006: T€230) arising from social security liabilities; and of €936,604.99 (2006: T€33.634) from other liabilities.
As was the case in 2006, all these other liabilities had a remaining term of up to one year.
Reported in the miscellaneous liabilities are expenditures amounting to €509,050.49 (2006: T€531) and which will affect liquidity and only take effect after the balance sheet date.

Details of other financial obligations

		the following financial year €	the following five financial years €
Obligations from leasing contracts		90.802,00	486.923,00
	2006:	*95.422,00*	*477.112,00*
Rental obligations due to affiliated companies (from Service Level Agreements concluded with ZHS Office- & Facilitymanagement GmbH, Vienna)		2.354.700,00	12.626.998,00
	2006:	*1.165.000,00*	*7.111..000,00*
Obligations due to affiliated companies and arising from the technical implementation of Basel II's provisions		5.463.900,00	29.299.977,00
	2006:	*7.340.000,00*	*32.693.000,00*
Other obligations due to affiliated companies (from Service Level Agreements)		19.597.000,00	105.088.244,00
	2006:	*15.096.800,00*	*85.761.836,00*
		27.506.402,00	147.502.142,00
2006:		*23.697.222,00*	*126.042.948,00*

Contingent liabilities

The contingent liabilities amounted to €2,049,859,031.81 (2006: T€1,059,880) in 2007, and are comprised of €1,879,093,586.81 (2006: T€954,115) of guarantees rendered to affiliates; and of €170,765,445.00 (2006: T€105,765) of guarantees rendered to third parties. The contingent liabilities arising from guarantees rendered to affiliated companies are owed to Eastern European Invest GmbH, Vienna, and amount to €1,879,093,586.81 (2006: T€854,086), and to Raiffeisen Zentralbank Österreich Aktiengesellschaft, Vienna, and amounting to €0.00 (2006: T€100,029). The guarantees rendered to third parties were made to Deutsche Investitions- und Entwicklungsgesellschaft mbH, Cologne, and amounting to €55,000,000.00 (2006: T€40,000); to Council of Europe Development Bank, Paris, and amounting to €50,000,000.00 (2006: T€0); to European Bank for Reconstruction and Development, London, and amounting to €40,000,000.00 (2006: T€40,000); to Kreditanstalt für Wiederaufbau (KfW), Frankfurt am Main, and amounting to €25,000,000.00 (2006: T€25,000); and also comprised miscellaneous guarantees amounting to €765,445.00 (2006: T€765) and rendered to RAIFFEISENLANDESBANK NIEDERÖSTERREICH-VIENNA AG, Vienna.

As of the balance sheet date in 2007, Raiffeisen International had provided affiliates with stand-by facilities amounting to €435,000,000.00 (2006: T€307.965).

As of December 31, 2007 there existed a possible claim by the guarantor resulting from a guarantee rendered for RI and amounting to €199,754,560.35 (2006: T€100,029).

Outstanding obligations to pay into the share capital amount to €1,648,626.15 (2006: T€35) and are largely held vis-à-vis the European Investment Fund S.A., Luxemburg.

As of the balance sheet date, the following **financial instruments** were reported in the following balance sheet items:

	Currency	Nominal amount TWE	Fair value €	Balance sheet item	Carrying value €
Purchases of exchange futures					
	HRK	1.098.600	-716.080,64	Other reserves	716.080,64
Sales of exchange futures					
	RSD	8.173.990	2.020.665,68	-	-
	RUB	14.427.570	0,00	-	-

C. Elucidation of income statement

The **revenues from sales** amount to €25,947,934.13 (2006: T€28,775) and are entirely comprised of recompense for consulting and administrative services. Viewed on a geographic basis, the revenues accrued as follows: €25,923,496.45 (2006: T€28,739) from central and eastern Europe; €23,687.68 (2006: T€36) from Austria; and €750,00 (2006: T€0) from other areas.

A change in reporting methods has changed the apportionment between revenues from sales and other operating income. This change precludes the making of comparisons with 2006's figures.

The **other operating income** amounted to €16,753,429.66 (2006: T€5,486). It was comprised of €796,689.81 (2006: T€155) arising from the retransferring of reserves; and of €15,956,739.85 (2006: T€5,331), from other operating earnings. These, in turn, are comprised of €7,859,104.80 (2006:

T€5,265) in earnings from charging-ons (licenses); and of €7,173,018.41 (2006: T€0) in earnings from guarantee commitments and of commissions for the preparation of credits.

The **other operating expenditures** came to €60,189,660.27 (2006: T€49,349). They were comprised of €23,290,096.75 (2006: T€18,148) of IT-caused expenditures; of €18,787,109.08 (2006: T€16,720) for legal, auditing and consulting services; of €4,253,456.89 (2006: T€2,625) for advertising and marketing services; of €3,431,009.94 (2006: T€1,894) in expenditures for third party personnel; and of €2,388,985.76 (2006: T€2,007) in travel expenses.

Staff costs came to €33,411,646.13 (2006: T€27,772). These contain €944,908.90 (2006: T€463) in expenditures for termination of employment compensation and to corporate providential funds for staff members. The latter accounted for €208,785.16 (2006: T€174); the former for €736,123.74 (2006: T€289).

The income taxes item comprised a tax credit of €6,218,963.77 (2006: expenditure of T€784). 2007's figure was the net of a tax credit resulting from tax levies and amounting to €10,795,107.05 (2006: T€2,321) and from expenditures for non-Austrian withholding tax amounting to €4,096,420.30 (2006: T€2,455). There was also a charging-on from the holding company (expenditure) amounting to €479,722.98. This was necessitated by recalculations of the previous years' taxes.

The company has been since financial year 2005 a **member of the** Viennese-based Raiffeisen Zentralbank Österreich Aktiengesellschaft **corporate group**, as defined by § 9 Corporate Tax Code.

Deferred tax assets amounting to €3,787,739.75 were not reported in financial year 2007.

D. Other disclosures

The company employed in financial year 2007 an average of 161 (2006: 134) staff members (salaried employees).

The **supervisory board** was comprised in the period under review of the following members:

Dr. Walter Rothensteiner (Chairman)
Mag. Manfred Url (Deputy Chairman)
Patrick Butler
Stewart Gager
Dr. Karl Sevelda
Peter Woicke (until December 31, 2007)

Remuneration of the supervisory board:

Meeting on June 5, 2007, the annual general meeting set the annual remuneration of the members of the supervisory board to be €330,000. The AGM commissioned the board with the determination of this sum's distribution. Meeting on June 5, 2007, the supervisory board set the distribution to be carried out as follows: chairman, €70,000; vice-chairman, €60,000; members, €50,000. No recompense is provided for attendance of meetings. In financial year 2007, the supervisory board's remuneration came to €330,000. The figure for 2006 was €195,000 (with this not including cash reimbursements). No contracts requiring approval, as defined by §95 para. 5 Z 12 of the Securities Act, were concluded in 2007 with supervisory board members.

The **executive board** was comprised in 2007 of the following members:

Dkfm. Dr. Herbert Stepic (chairman)
Aris Bogdaneris
Dkfm. Rainer Franz
Mag. Martin Grüll
Mag. Peter Lennkh
Mag. Heinz Wiedner

Remuneration of executive board

The following remuneration was paid to Raiffeisen International Bank-Holding AG's executive board:

amounts in T€	2007	2006
preset and results-determined remuneration	5,864	6,786
payments to pension funds and to reinsurers	80	100
total	**5,944**	**6,886**

This chart lists preset and results-determined remuneration. This includes recompense for the holding of management positions in affiliated companies, bonuses and consideration. In financial year 2007, the share of results-determined remuneration came to 45.1% (2006: 58.5%).

The amount of results-determined remuneration is determined by the company's reaching of its objectives in the profits after taxes, return on standard capital, and cost/income ratio categories. The amount also depends on the managers' attaining of the goals agreed upon with them on an annual basis. No major changes were made in 2007 in the fundamentals of the participation in results.

Made in 2006 were commitments to pay bonuses amounting to €4,750,000 for acquisitions made. The paying out of these bonuses has been set for 2009 at the earliest. This payout is largely dependent upon the subsidiaries' acquired reaching the goals set for them in the return on standard capital, cost/income ratio and profits after taxes categories.

The chairman of the board is also member of the executive board of Raiffeisen Zentralbank Österreich Aktiengesellschaft (RZB), Vienna. The calculation of the remuneration received by the chairman occurred separately in 2007. The remuneration reported for the chairman from this bank does contain income from his position at RZB.

Expenditures in 2007 for termination of employment compensation and for pensions came to:

amounts in T€	pension expenditure	termination of employment expenditure
executive board	80	283
staff members	253	662
total	**333**	**945**

As of December, 31, 2007, the following executives had been granted the **right of authorized signature**, with this power to be exercised jointly with a member of the executive board or with another person enjoying this unrestricted right:

Ferenc Berszan
Dr. Kurt Bruckner
Dr. Roman Hager
Mag. Renate Kattinger
Dr. Robert Kaukal
Mag. Susanne Langer
Dr. Herbert Maier
Mag. Susanna Mitter
Dr. Friedrich Sommer
Dr. Rudolf Vogl

This company forms part of the group headed by Raiffeisen-Landesbanken-Holding GmbH, Vienna (the ultimate corporate parent) and comprised of its affiliates. Like the rest of these affiliates, Raiffeisen International is **fully-consolidated** in its corporate parent's accounts and is **integrated in group operations**. The consolidated accounts are available for inspection at the group parent's headquarters. Raiffeisen International is also included in the consolidated accounts compiled by Raiffeisen Zentralbank Österreich AG, Vienna (this is the company responsible for compiling consolidated accounts for the minimum number of companies).

The shares of this company are traded on a regulated exchange, as defined by § 2 Z 37 of the Banking Code. This requires Raiffeisen International to compile consolidated accounts satisfying the precepts of the International Financial Reporting Standards. The consolidated accounts are available for inspection at the headquarters of the respective company.

Vienna, February 29, 2008

Raiffeisen International Bank-Holding AG

Dkfm. Dr. Herbert Stepic	Mag. Martin Grüll	Aris Bogdaneris
Dkfm. Rainer Franz	Mag. Peter Lennkh	Mag. Heinz Wiedner

Appendix V

Raiffeisen International Bank-Holding AG, Vienna

Fixed assets table acc. to § 226 (1) CORPORATE CODE

	costs of procurement as of 1.1.2007	additions	Reclassifications in financial year	disposals	costs of procurement as of 31.12.2007	accumulated depreciation	carrying value 31.12.2007	carrying value 31.12.2006	depreciation for the year 2007
intangible assets									
software and licenses	175.068,77	730.596,30	188.153,94	0,00	1.093.819,01	-306.421,27	787.397,74	76.384,10	207.736,60
prepayments made on software	188.153,94	0,00	-188.153,94	0,00	0,00	0,00	0,00	188.153,94	0,00
	363.222,71	**730.596,30**	**0,00**	**0,00**	**1.093.819,01**	**-306.421,27**	**787.397,74**	**264.538,04**	**207.736,60**
tangible fixed assets									
operating furnishings and fittings	62.032,62	13.529,20	0,00	-1.184,85	74.376,97	-41.412,46	32.964,51	37.225,06	17.394,81
automobiles (Czech offices)	20.309,51	667,57	0.00	0,00	20.977,08	-5.244,48	15.732,60	20.309,51	5.244,48
assets of negligible value	0,00	12.259,59	0,00	-12.259,59	0,00	0,00	0,00	0,00	12.259,59
	82.342,13	**26.456,36**	**0,00**	**-13.444,44**	**95.354,05**	**-46.656,94**	**48.697,11**	**57.534,57**	**34.898,88**
financial investments									
shares held in affiliates	3.319.205.552,78	925.615.647,02	0,00	-179.243.914,87	4.065.577.284,93	-58.630.238,31	4.006.947.046,62	3.260.575.314,47	0,00
participations	0,00	680.066,18	0,00	0,00	680.066,18	0,00	680.066,18	0,00	0,00
securities held as investments	40.863,09	0,00	0,00	0,00	40.863,09	-635,09	40.228,00	40.863,09	635,09
	3.319.246.415,87	**926.295.713,20**	**0,00**	**-179.243.914,87**	**4.066.298.214,20**	-58.630.873,40	**4.007.667.340,80**	**3.260.616.177,56**	**635,09**
	3.319.691.980,71	**927.052.765,86**	**0,00**	**-179.257.359,31**	**4.067.487.387,26**	**-58.983.951,61**	**4.008.503.435,65**	**3.260.938.250,17**	**243.270,57**

Depiction of shares held in affiliates as of December 31, 2007 acc. to § 238 (2) of the Corporate Code

share held in affiliate	Currency	participation millions	share held in capital %	total equity [1] thousands	annual income [1] thousands
Bank					
VAT "Raiffeisen Bank Aval", Kiev	UAH	2.181,5	95,7	5.600.841	669.409
ZAO Raiffeisenbank, Moscow	RUB	24.793,8	100,0	35.730.505	5.425.817
Raiffeisenbank Austria d.d., Zagreb	HRK	1.617,5	73,7	3.279.004	565.987
Raiffeisen banka a.d., Belgrade	RSD	24.702,7	100,0	30.311.637	4.485.766
Raiffeisen Bank S.A., Bucharest	RON	1.190,1	99,5	1.260.618	314.560
Raiffeisen Bank Polska S.A., Warsaw	PLN	661,2	100,0	1.299.825	301.855
eBanka a.s., Prague	CZK	604,1	51,0	1.550.450	-27.442
Raiffeisen Bank Sh.a., Tirana	€	34,6	100,0	10.492.764	4.885.574
Raiffeisenbank d.d. Bosna i Hercegovina, Sarajevo	BAM	163,9	97,0	291.256	44.955
Raiffeisenbank a.s., Prague	CZK	2.493,4	51,0	6.362.990	780.879
Raiffeisen Banka d.d., Maribor	€	12,1	85,7	50.247	8.371
Raiffeisenbank (Bulgaria) EAD, Sofia	BGN	310,1	100,0	439.067	108.612
OAO Priorbank, Minsk	BYR	64.816,2	63,1	302.085.366	79.273.609
Tatra Banka a.s., Bratislava	SKK	727,5	64,5	13.779.358	3.180.569
Raiffeisen Bank Kosovo J.S.C., Pristina	€	33,0	100,0	44.073	14.670
Finanzinstitute					
Eastern €opean Invest Holding GmbH, Vienna	€	0,0	100,0	17.086	69
RI Eastern €opean Finance B.V., Amsterdam	€	0,4	100,0	3.705	1.328
RI FINANCE (JERSEY) LIMITED, St. Helier	€	0,0	100,0	-9	5
Sonstige Unternehmen					
"RI-RBHU Holding GmbH", Vienna	€	0,0	100,0	235.266	19.891
Ukrainian Processing Center JSC, Kiev	UAH	0,2	100,0	22.468	18.944
RLI Holding Gesellschaft mbH, Vienna	€	0,0	75,0	27.944	90
Raiffeisen International GROUP IT GmbH, Vienna	€	0,0	100,0	1.215	23
Raiffeisen International Liegenschaftsbesitz Holding GmbH, Vienna	€	0,0	100,0	74	-6
RISP Beteiligungs- und Finanzierungsmanagement GmbH, Vienna	€	0,0	100,0	3	-4
GSI Group Software Investment AG, Zug	CHF	29,4	100,0	-3.456	-1.009 [2]
Raiffeisen Training Center Ltd., Zagreb	HRK	0,0	20,0	x	x
Centralised Raiffeisen International Service & Payments s.r.l., Bucharest	RON	6,8	100,0	x	x
Raiffeisen Pensii – Broker de Pensii Private S.R.L., Bucharest	RON	0,0	99,0	x	x

[1] The amounts of equity listed and the annual incomes reported for Austria-based subsidiaries stem from their preliminary accounts compiled as of December 31, 2007. The non-Austria based companies' equities and annual results as of December 31, 2007 are taken from their accounts compiled according to the International Financial Reporting Standards (IFRSs).

[2] The IFRS Reporting Package provided by GSI Group Software Investment AG, Zug uses € instead of national currencies.

Imprint

Raiffeisen International Bank-Holding AG
Am Stadtpark 9, A-1030 Vienna
Telefon: +43 (1) 71 707 2089
Telefax: +43 (1) 71 707 2138
www.ri.co.at

Editorial deadline: February 29, 2008

Place of compilation: Vienna

The forecasts, plans and forward-looking statements presented in this report are based on the knowledge available to and estimates made by Raiffeisen International at the time of preparation. As is the case with all statements applying to the future, these contain risks and uncertainties. These, in turn, could give rise to considerably-sized divergences from the predicted results. No guarantee is made for the realization of the forecasts, of the projected figures or of the forward-looking statements.
We used the greatest of care in preparing this report and in checking the data which it contains. Notwithstanding this, we cannot exclude its containing errors arising from rounding off, from transmission, from laying out and from printing. This report was written in German. What you are reading is an English translation. The German-language report is legally binding.

www.ri.co.at

NOTE: This is a translation into English, only the German original is valid

Motions to the
ORDINARY GENERAL MEETING OF SHAREHOLDERS

of

FILE NO. 82-34958

Raiffeisen International Bank-Holding AG
Company Register of the Commercial Court Vienna, file number FN 122119 m

on 10 June 2008

Agenda Item 2

"It is moved that the General Meeting adopt the following resolution:

RESOLUTION

In keeping with the proposal, submitted by the Managing Board, the balance-sheet profit of the Company, shown as at 31 December 2007 in the amount of EUR 165,993,419.79 is appropriated as follows:

1. A dividend in the amount of EUR 0.93 per share is paid to the dividend-bearing shares, which amounts to a maximum total sum for distribution of EUR 143,840.775.00.
2. The remaining balance-sheet profit is carried forward to new account.
3. The dividend is paid out as of 18 June 2008."

NOTE: This is a translation into English, only the German original is valid

Motions to the
ORDINARY GENERAL MEETING OF SHAREHOLDERS

of

Raiffeisen International Bank-Holding AG
Company Register of the Commercial Court Vienna, file number FN 122119 m

on 10 June 2008

FILE NO. 82-34958

Agenda Item 3

"It is moved that the General Meeting adopt the following resolution:

RESOLUTION

The acts of the Members of the Managing Board of Raiffeisen International Bank-Holding AG during the 2007 business year are approved."

NOTE: This is a translation into English, only the German original is valid

Motions to the
ORDINARY GENERAL MEETING OF SHAREHOLDERS

of

Raiffeisen International Bank-Holding AG
Company Register of the Commercial Court Vienna, file number FN 122119 m

on 10 June 2008

FILE NO. 82-34958

Agenda Item 4

"It is moved that the General Meeting adopt the following resolution:

RESOLUTION

The acts of the Members of the Supervisory Board of Raiffeisen International Bank-Holding AG during the 2007 business year are approved."

NOTE: This is a translation into English, only the German original is valid

Motions to the ORDINARY GENERAL MEETING OF SHAREHOLDERS

of

Raiffeisen International Bank-Holding AG

Company Register of the Commercial Court Vienna, file number FN 122119 m

on 10 June 2008

FILE NO. 82-34958

Agenda Item 5

"It is moved that the General Meeting adopt the following resolution:

RESOLUTION

The Members of the Supervisory Board are granted remuneration for their activities during the 2007 business year in the total amount of EUR 330,000.00. The distribution of the remuneration is reserved to the Supervisory Board."

NOTE: This is a translation into English, only the German original is valid

Motions to the
ORDINARY GENERAL MEETING OF SHAREHOLDERS

of

Raiffeisen International Bank-Holding AG
Company Register of the Commercial Court Vienna, file number FN 122119 m

on 10 June 2008

FILE NO. 82-34958

Agenda Item 6

"It is moved that the General Meeting adopt the following resolution:

RESOLUTION

"Mr. Edward Nassim (MBA) and Dr. Johann Strobl are elected to the Supervisory Board of Raiffeisen International Bank-Holding AG, which election shall be effective until the end of the General Meeting that approves the acts of the Supervisory Board for the 2012 (two-thousand-twelve) business year."

CURRICULUM VITAE

I. Personal Data



Name:	Edward NASSIM, MBA
Born in:	1946
Marital status:	married
Nationality:	Ireland

II. Education

1964 – 1867	B. Sc. Imperial College, London University
1968 – 1969	M. Sc. Imperial College, London University
1974 – 1976	MBA, Harvard Business School, Harvard University
1999	Advanced Management Program, Harvard University

III. Professional Career

1976 – 1977	World Bank, staff member in finance sector for India and Nepal
1977 – 2007	IFC (International Finance Corporation)
1977 – 1983	Senior Investment Officer, African Department
1983 – 1985	Assistant to the Executive Vice President
1985 – 1988	Manager, Department for Middle East and Europe
1988 – 1991	Director, Corporate Financial Services Department (CFS)
1991 – 2005	Director, Europe
1996 – 2005	Director, Eastern Europe
2002 – 2005	Director, Eastern Europe and Member of the Management Group
2005 – 2007	Vice President, Africa, Europe and Middle East
as of 2008	Warburg Pincus, London, Senior Advisor
	Concorde Capital Ukraine, Member of the Managing Board

IV. Supervisory Board

MDM Bank, Moscow
Finansbank, Turkey

NOTE: This is a translation into English, only the German original is valid

To
Raiffeisen International Bank-Holding AG
Managing Board

Dear Sirs,

On the occasion of being elected to the Supervisory Board of Raiffeisen International Bank-Holding AG (RI), I would like to comply with the requirements of § 87 (1a) of the Austrian Joint Stock Companies Act and disclose to you – for the purpose of reporting to the General Meeting of RI – my professional qualifications, my professional and other functions, as well as any possible circumstances that might give rise to concerns about my impartiality.

a. Professional qualifications
   As Vice President of International Finance Corporation (IFC) I was responsible for the countries in Africa, Europe and the Middle East up to the year 2007. In the many years of my affiliation with IFC, I have gathered the relevant experience and knowledge in the banking field, as they are required for the responsibilities of a member of the Supervisory Board of RI. In particular, I have also been able to obtain the qualifications necessary for a member of a supervisory board in my previous functions, which can be taken from my enclosed curriculum vitae.

b. My professional and main other functions at the time of election are indicated in the curriculum vitae.

   Moreover, I would like to state by way of explanation that there are no obstacles preventing my appointment, as listed in § 86 (2) item 1 of the Austrian Joint Stock Companies Act (exceeding the statutory maximum number of supervisory-board mandates).

c. My responsibilities at Raiffeisen Zentralbank Österreich AG and at other banks or undertakings affiliated to the bank can be gathered from the enclosed curriculum vitae.

   From my perspective these responsibilities do no constitute any circumstance that would give rise to concerns about my impartiality, as required when exercising the office of a member of the Supervisory Board with objectivity.

NOTE: This is a translation into English, only the German original is valid

This applies all the more, as I will also strive in the future to exercise my function as a member of the Supervisory Board of RI in such a manner that I will disclose any possible conflicts of interest to the Supervisory Board and perform my mandate as a member of the Supervisory Board of RI with the necessary objectivity, in the interest of the Company.

I am, of course, at your disposal if you or the General Meeting of Shareholders should have any questions in this context.

Vienna, April 2008

Yours sincerely,

Edward Nassim

Enclosure: Curriculum vitae

CURRICULUM VITAE

I. Personal Data



Name:	Dr. Johann Strobl
Born in:	1959
Marital status:	married
Nationality:	Austria

II. Education

Upper-level secondary school, Mattersburg
Studied business administration at the Vienna University for Economics, Vienna

III. Professional Career

11/1983 – 12/1988	Assignment as University Assistant at the Vienna University for Economics, Vienna
01/1989 – 08/2007	Bank Austria Creditanstalt as of 1992 in different management functions as of 2004 Member of the Board of Management
01/1989 – 12/1991	Staff member at money funds and APM support, Creditanstalt
01/1992 – 12/1996	Deputy head of money funds and APM support, Creditanstalt
01/1997 – 07/1998	Head of market risk control, Creditanstalt
08/1998 – 10/2000	Head of risk controlling, Bank Austria
11/2000 – 02/2003	Head of Global Treasury, Bank Austria – Creditanstalt
03/2003 – 02/2004	Member of HVB Regional Managing Board, risk controlling and asset liability management
01/2004 – 08/2007	Member of the Management Board of Bank Austria – Creditanstalt, last position: CFO
as of 10/2007	Raiffeisen Zentralbank Österreich AG Member of the Management Board responsible for risk management

IV. Supervisory Board

Raiffeisen Centrobank AG, Vienna

To
Raiffeisen International Bank-Holding AG
Managing Board

Dear Sirs,

On the occasion of being elected to the Supervisory Board of Raiffeisen International Bank-Holding AG (RI), I would like to comply with the requirements of § 87 (1a) of the Austrian Joint Stock Companies Act and disclose to you – for the purpose of reporting to the General Meeting of RI – my professional qualifications, my professional and other functions, as well as any possible circumstances that might give rise to concerns about my impartiality.

a. Professional qualifications
   As a member of the Management Board of Raiffeisen Zentralbank Österreich AG, I have been responsible for the areas of credit management and risk management since October 2007.
   On account of the listed activities I have gathered the relevant experience and knowledge in the banking field, as they are required for the responsibilities of a member of the Supervisory Board of RI. In particular, I have also been able to obtain the qualifications necessary for a member of a supervisory board in my previous functions, which can be taken from my enclosed curriculum vitae.

b. My professional and main other functions at the time of election are indicated in the curriculum vitae.

   Moreover, I would like to state by way of explanation that there are no obstacles preventing my appointment, as listed in § 86 (2) item 1 of the Austrian Joint Stock Companies Act (exceeding the statutory maximum number of supervisory-board mandates), as – pursuant to § 86 (3) of the Austrian Joint Stock Companies Act – the mandates indicated in the enclosure cannot be considered for the statutory maximum number, on account of their linkages to the Group or the entrepreneurial participation of RZB.

c. My responsibilities at Raiffeisen Zentralbank Österreich AG and at other banks or undertakings affiliated to the bank can be gathered from the enclosed curriculum vitae.

From my perspective these responsibilities do no constitute any circumstance that would give rise to concerns about my impartiality, as required when exercising the office of a member of the Supervisory Board with objectivity. This applies all the more, as I will also strive in the future to exercise my function as a member of the Supervisory Board of RI in such a manner that I will disclose any possible conflicts of interest to the Supervisory Board and perform my mandate as a member of the Supervisory Board of RI with the necessary objectivity, in the interest of the Company.

I am, of course, at your disposal if you or the General Meeting of Shareholders should have any questions in this context.

Vienna, April 2008

Yours sincerely,

Dr. Johann Strobl

Enclosure: Curriculum vitae

NOTE: This is a translation into English, only the German original is valid

Motions to the ORDINARY GENERAL MEETING OF SHAREHOLDERS

of

Raiffeisen International Bank-Holding AG

Company Register of the Commercial Court Vienna, file number FN 122119 m

on 10 June 2008

Agenda Item 7

"It is moved that the General Meeting adopt the following resolution:

RESOLUTION

KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft with registered offices in Vienna are appointed auditors of the financial statements and the consolidated financial statements for the 2008 business year."

NOTE: This is a translation into English, only the German original is valid

Motions to the
ORDINARY GENERAL MEETING OF SHAREHOLDERS

of

Raiffeisen International Bank-Holding AG
Company Register of the Commercial Court Vienna, file number FN 122119 m

on 10 June 2008

Agenda Item 8

"It is moved that the General Meeting adopt the following resolution:

RESOLUTION

The Managing Board is authorized pursuant to § 174 (2) of the Austrian Joint Stock Companies Act to issue – with the approval of the Supervisory Board – convertible bonds, also in several trances, within five years as of the date of the resolution by the General Meeting, for a maximum total nominal amount of EUR 2,000,000,000, to which attaches a conversion or subscription right to obtain a maximum of 15,466,750 ordinary bearer shares of the Company with a corresponding pro-rata share in the nominal capital of a maximum of EUR 47,173,587.50.

In this connection, the Managing Board is authorized to determine all further conditions of the issue and its terms, as well as the terms and conditions applying to the convertible bonds, in particular their interest rate, issue price, term of validity and denomination, provisions protecting against dilution, conversion period, conversion rights and obligations, conversion ratio, as well as conversion price.

The convertible bonds may also be issued – observing the limit of the corresponding counter-value in euros – in the currency of every member state of the Convention on the Organization for Economic Cooperation and Development (OECD), Federal Law Gazette No. 248/1961 in the respectively valid version.

The convertible bonds may also be issued by a company which Raiffeisen International Bank-Holding AG owns one hundred per cent directly or indirectly; in such an event, the Managing Board will assume a guarantee for the convertible bonds, with the approval of the Supervisory Board, and grant the holders of convertible bonds rights to convert these bonds into ordinary bearer shares of Raiffeisen International Bank-Holding AG.

The right of shareholders to subscribe convertible bonds is excluded.

It is reasonable and necessary to exclude the shareholders' subscription right in order to be able to utilize the benefits of convertible bonds, which is in the interest of the Company. When authorizing the Company to issue convertible bonds, the Company is given the opportunity, by optimizing a high conversion price, to have access to comparably low financing costs, together with the additional possibility of realizing an issue prize that is above the respective current share price level, as well as to also attract new circles of institutional investors; this may possibly also be combined with the possibility of raising capital within the group of companies directly in those places where the raised money is actually used. These aspects can only be realized in this manner and to the full extent when excluding any subscription right, so that the Company is in a position – once the statutory time limit for subscription has expired – to react swiftly and with flexibility to the market conditions that are decisive for convertible bonds, and to fix conditions that are as favorable as possible for the Company. Detailed reasons justifying the exclusion of the subscription right can be found in the report of the Managing Board, drawn up in accordance with § 174 (4) in conjunction with § 153 (4) of the Joint Stock Companies Act for submission to the General Meeting of Shareholders

The price of the convertible bonds shall be determined by taking account of recognized methods of investment mathematics applying a recognized pricing procedure.

The Managing Board is authorized, in particular, to include the following characteristics into the conditions for the convertible bonds:

(i) to establish the option that additional contributions are paid in cash and that peaks that cannot be converted may be evened out by consolidation or settlement ;
(ii) to establish the option that the conditions for the conversion of the convertible bonds provide for a fixed or a variable conversion ratio and that the conversion price is fixed within a pre-set margin, depending upon the development of the price for ordinary shares of the Company during the term of validity of the convertible bonds,
(iii) to establish the option that the Company has the right no to distribute shares in the course of the conversion but to pay a commensurate amount of money guided by the price for ordinary shares of the Company,
(iv) to establish the option that, at the Company's election, the convertible bonds are not converted into new shares from the authorized but unissued capital but instead into already existing shares of the Company,
(v) to establish the option that the convertible bonds are terminated prematurely and that the holders/creditors of the convertible bonds receive back the issue price of the convertible bonds,
(vi) to establish the option that the convertible-bond creditors have the right to terminate the convertible bonds prematurely and to receive back the issue price of the convertible bonds, and
(vii) to establish at the end of the term a mandatory conversion into shares of the Company or – independent if the option for conversion was exercised by the convertible-bond creditors - that the Company has the right to grant

to the convertible-bond creditors shares of the Company upon maturity of the convertible bonds instead of paying them a full or partial amount of money.

According to recognized methods of investment mathematics the issue price for convertible bonds comprises a traditional, fixed-interest convertible bond and the price for the conversion right, as well as the other terms:

The issue price for the convertible bonds is determined on the basis of recognized methods of investment mathematics, subject to the maturity of the convertible bonds, the rate of interest of the convertible bonds, the current market interest rate (e.g. Euribor/Swap rate), as well as by taking account of the current credit rating of the Company.

The value of the convertible bonds is calculated by using the methods for calculating option prices, taking account of the maturity/period for exercising the right, the current share-price fluctuations (volatility) and the ratio between conversion price and current price for share of Raiffeisen International Bank-Holding AG. Other terms such as the right of the issuer to a premature termination, the right of buyers to a premature termination (under conditions to be established), an obligation to conversion, the right to pay an amount of money instead of the conversion, a fixed or a variable conversion ratio are also taken into account when calculating the price.

The issue amount for the shares to be issued when exercising the conversion right shall be determined on the basis of the current volume-weighted average price of the shares upon allocation of the convertible bonds. In this connection, efforts shall be made to achieve a premium, which shall derive from the expected share-price development, based on assessments by analysts and on the premiums obtained a comparable capital-market transactions, as well as on the current general capital-market situation.

Motions to the
ORDINARY GENERAL MEETING OF SHAREHOLDERS

of

Raiffeisen International Bank-Holding AG
Company Register of the Commercial Court Vienna, file number FN 122119 m

on 10 June 2008

Agenda Item 9

"It is moved that the General Meeting adopt the following resolution:

RESOLUTION

The nominal capital is conditionally increased by a maximum of EUR 47,173,587.50 by issuing a maximum of 15,466,750 new ordinary bearer shares in order to grant to the creditors of the convertible bonds issued pursuant to agenda item 8).

The conditional increase of capital will only be implemented to the extent that the owners of convertible bonds, issued on the basis of the resolution taken by the Ordinary General Meetings of Shareholders on 10 June 2008, actually exercise their right to convert these bonds into shares of the Company.

In line with the resolution taken under agenda item 8) the amount of issue and the conversion ratio shall be determined on the basis of recognized methods of investment mathematics, as well as the price of shares of Raiffeisen International Bank-Holding AG in a recognized pricing method (Basis for Calculating the Amount of Issue). The amount of issue must not be less than the pro-rata amount of the nominal capital. The new shares which are issued under the conditional increase of capital are entitled to receive the dividends that correspond to those of the shares that of the shares traded on the stock exchange at that time. The Managing Board is authorized, with the approval of the Supervisory Board, to determine the further details for implementing the conditional increase of capital.

The Supervisory Board is authorized to adopt any amendment of the Articles of Association, as they result from the issue of shares on the basis of the conditional increase of capital. This authorization to amend the Articles of Association also comprises the case that the authorization to issue convertible bonds on the basis of the resolution by the General Meeting under agenda item 8) is not exercised within the authorized period of time and/or the conditional increase of capital is not utilized after expiry of the periods for possibly granted conversion rights pursuant to the conditions of the convertible bonds.

§ 4 (Capital and Shares) of the Articles of Association are amended correspondingly by adding the following paragraph (6):

'(6) In keeping with § 159 (2) item 1 of the Austrian Joint Stock Companies Act, the nominal capital has been increased conditionally by a maximum of EUR 47,173,587.50 by issuing a maximum of 15,466,750 ordinary bearer shares (Conditional Increase of Capital). The conditional increase of capital will only be implemented to the extent that the owners of convertible bonds, issued on the basis of the resolution taken by the Ordinary General Meeting of Shareholders on 10 June 2008, actually exercise their right to convert these bonds into shares of the Company. The amount of issue and the conversion ratio shall be determined on the basis of recognized methods of investment mathematics, as well as the price of Raiffeisen International Bank-Holding AG shares in a recognized pricing procedure (Basis for Calculating the Amount of Issue); the amount of issue must not be less than the pro-rata amount of the nominal capital. The new shares which are issued under the conditional increase of capital are entitled to receive the dividends that correspond to those of the shares that are traded on the stock exchange at that time. The Managing Board is authorized, with the approval of the Supervisory Board, to determine the further details for implementing the conditional increase of capital. The Supervisory Board is authorized to adopt any amendments of the Articles of Association as they result from the issue of shares on the basis of the conditional increase of capital.'"

NOTE: This is a translation into English, only the German original is valid

Motions to the
ORDINARY GENERAL MEETING OF SHAREHOLDERS

of

Raiffeisen International Bank-Holding AG
Company Register of the Commercial Court Vienna, file number FN 122119 m

on 10 June 2008

Agenda Item 10

"It is moved that the General Meeting adopt the following resolution:

RESOLUTION

Raiffeisen International GROUP IT (company register number FN 103538m) as the Transferring Company is merged with Raiffeisen International Bank-Holding AG, as Acquiring Company, by transferring its assets in their entirety by way of universal succession and without liquidation. The benefits contained in the statutory provisions on the taxation of reorganizations under Article I of the Austrian Reorganization Act will be claimed for the merger. The merger will be based on the audited closing balance-sheet of the Transferring Company as at 31 December 2007. The effective date of the merger is 31 December 2007, end of day.

Pursuant to § 234 (2) in conjunction with § 224 (1) item 1 of the Austrian Joint Stock Companies Act no shares are distributed and, consequently, the capital of the Acquiring Company is not increased, as the latter is the sole shareholder and holds all shares of the Transferring Company.

With the provision of a resolution to be taken by the Shareholders' Meeting of Raiffeisen International GROUP IT, as well as a resolution to be taken by the General Meeting of Raiffeisen International Bank-Holding AG, the merger agreement dated 23 April 2008, which was submitted to the General Meeting, is approved and thus becomes the basis for the merger."

FILE NO. 82-34958

NOTE: This is a translation into English, only the German original is valid

Report of the Board of Management of
Raiffeisen International Bank-Holding AG
pursuant to Section 220a AktG (Stock Corporation Act)

regarding the proposed merger of
"Raiffeisen International Group IT GmbH" into
"Raiffeisen International Bank-Holding AG" as acquiring company

1. Companies Involved in the Merger

Raiffeisen International Group IT GmbH (hereinafter "Group IT" or "Transferring Company") is a company with its seat in Vienna and its address at 1020 Vienna, Hollandstraße 11 and 13, registered in the companies register at the Vienna Commercial Court under registration no. FN 103538m.

Raiffeisen International Bank-Holding (hereinafter "RI" or "Acquiring Company") is a corporation with its seat in Vienna and its address at 1030 Vienna, Am Stadtpark 9, registered in the companies' register at the Vienna Commercial Court under registration no. FN 122119m.

2. Subject of the Report

It is intended that Group IT as Transferring Company is merged into RI as Acquiring Company pursuant to Section 234 AktG and applying Article I UmgrStG (Reorganisation Act) with all its rights and obligations by way of universal succession and without liquidation.

Pursuant to Section 220a AktG the board of management of the Acquiring Company has to give a detailed report on the intended merger.

3. Documents

The report has been prepared on the basis of the documents set out below:

- draft merger agreement as attached
- closing balance sheet of Group IT as of 31 December 2007
- annual financial statements of RI, prepared by the board of management as of 31 December 2007

4. Economic Justification of the merger

a) Financial Condition of Group IT

In its financial statements as of 31 December 2007 Group IT shows a balance sheet total of THS EUR 5.397 and an equity capital of THS EUR 1.215.

The profit before tax was EUR 22.797,54 and the balance sheet profit was EUR 37.037,49

During the business year of 2007 the company had an average of 55 employees.

Group IT performs services in the field of electronic data processing in favour of the banking subsidiaries of RI ("Network Banks") and to branches and foreign subsidiaries of Raiffeisen Zentralbank Österreich AG ("RZB") as well as other companies of the RZB group.

During the business year 2007 Group IT was involved in the improvement of the core banking systems of the Network Banks by implementing modern versions and additional functions and in the evaluation of new systems in respect of their future use within the group.

Regarding Data Warehouse a new version was developed in 2007. The roll-out of the new version could be finalized successfully in all Network Banks and within RZB.

Further developments and implementations were implemented in the framework of the group's Basle 2 project, and Group IT also participated in the establishment of an international payment services centre for the Network Banks in Romania.

The company contributed by its services to the integration of OAO Impexbank in Russia and the transformation of VAT Raiffeisenbank Aval, Ukraine.

In the field of infrastructure security risk assessments were finalized in all Network Banks. The use of Corporate Network International was broadened by implementing it in all countries, and the installation of additional network management components was initiated.

Regarding the Core Banking System the implementation of the new version of the bank system MidasPlus was finalized successfully in New York and started in Ukraine and Russia. The establishment of bank system hubs for branches of RZB in Singpore, China, and for RZB Finance LLC, New York, was started.

In the course of the implementation of the new group wide MIS system, the project in Poland was finalized and the implementation in other countries started. The Standard Collection System already implemented in several Network Banks was rolled out to one further Network Bank, the implementation of the new Loan Application Processing System was completed in several Network Bank and started in others. Moreover, the group wide implementation of the new Compliance System was initiated.

The process of defining a group wide new IT strategy was started.

b) Financial Condition of RI

In its financial statements as of 31 December 2007 RI shows a balance sheet total of THS EUR 4.210,513 and an equity capital of THS EUR 3,576,169.

The profit before tax was EUR 85,932,406.12 and the balance sheet profit was EUR 165,993,419.79.

FILE NO. 82-34958

NOTE: This is a translation into English, only the German original is valid

During the business year of 2007 RI had an average of 161 employees.

RI holds and coordinates participations in entities specialising in the field of banking transactions and financial services in 16 markets in Central and Eastern Europe.

RI performs management services according to the needs of its subsidiaries. These consulting and assistance services are performed in various fields, including retail banking, corporate banking, process and procurement as well as organization.

These management services resulted in a turnover of THS EUR 25.948 in the business year of 2007.

The vast majority of projects is closely linked to the needs of the business areas and are handled in close cooperation with the relevant entities.

c) Advantages of the Merger

In the group chart Group IT was referred to as a department of RI. The merger will have result in this organisational role getting the correct legal basis.


RI's Organisational Structure - effective from January 2008
GROUP IT

Up to now there have been two contact persons for the Network Banks in case of common projects of Group IT and RI. As a result of the merger there will be only one legal entity, and there will be only one contact person for the Network Banks, which will result in positive synergies in the project coordination and implementation.

The merger will also result in a concentration of service performance and invoicing of RI and Group IT to Network Banks, and in higher efficiency in the structuring of agreements, the performance of services, project control and invoicing.

After the merger the catalogue of services of RI will be more complete and comprehensive.

d) Disadvantages of the Merger

The merger process will result in costs for both companies during a transitional period which can be compensated by the subsequent increase in efficiency

e) Other Impacts of the Merger

The merger will not result in the destruction of major assets. Investment measures triggered by the merger are not planned.

f) One Entity resulting from the Merger

After the merger there will be one company that is responsible for group projects within the group that has know-how in the bank specific fields as well as in IT implementation.

5. Description of the Merger Agreement

A draft of the merger agreement has been prepared, and the final agreement will be entered into in the form of a notarial deed. Set out below is a description of the major terms of the merger agreement:

a) Ad § 1 Company name and seat of the companies involved in the merger

Pursuant to Section 220 para 2 lit 1 AktG the merger agreement has to specify the name and the seat of the companies involved in the merger. The merger agreement also sets out the registration number of the companies, the capital of the Transferring Company and the share capital and number and type of shares of the Acquiring Company.

b) ad § 2 Subject of the agreement

Pursuant to Section 220 para 2 lit 2 AktG the merger agreement has to set out the agreement regarding the transfer of the assets of the Transferring Company by way of universal succession. When the merger becomes effective Group IT will be deemed dissolved and its assets are transferred to RI in their entirety with all pertaining rights and obligations by way of universal succession and without liquidation. As a consequence, no separate transfer acts are necessary.
This clause of the agreement also states that the merger is effected taking advantage of the benefits of Article I UmgrStrG.

c) ad § 3 No distribution of shares

Pursuant to Section 220 para 2 lit 3 AktG the merger agreement has to set out the reasons why no shares are distributed. A distribution of shares must not be made in connection with this merger pursuant to § 224 para 1 lit 1 AktG because RI as Acquiring Company already owns all ownership interests in Group IT, therefore it is not necessary to specify, as provided in Section 220 para 2 lit 3 AktG, the conversion ratio or the amount of cash payments. As no shares in the Acquiring Company are distributed, it is not necessary, as provided in Section 220 para 2 lit 4 AktG, to specify the time as of

which such shares are entitled to a share in the profit or any special provisions regarding this entitlement.

d) ad § 4 Balance Sheet and Merger Date

Pursuant to Section 220 para 2 lit 5 AktG the merger agreement has to set out the date as of which all actions of the Transferring Company are deemed taken for the account of the Acquiring Company (merger date). The merger date is 31 December 2007, as of that date the closing balance sheet of the Transferring Company has to be established.

e) ad § 5 Applicability of UmgrStG

The merger is effected in accordance with the provisions and taking advantage of the benefits of Art I UmgrStG, on the basis of a continued use of book values and taking advantage of the benefits available pursuant to that provision.

f) ad § 6 Legal Consequences

This clause of the merger agreement contains a description of the consequences of the merger, its impact on the assets of Group IT becoming effective as of the merger date, and specifies that with the registration of the merger in the companies register the Transferring Company ceases to exist.
The managing directors of the Transferring Company must make a statement regarding the completeness and correctness of the closing balance sheet, and it is noted that since the merger date no changes of the assets or business have occurred that are material for value of the transferred assets.

g) ad § 7 No benefits granted to certain persons, no merger control

This clause has to be contained in the merger agreement pursuant to the mandatory provisions of Section 220 para 2 lit 6 and lit 7 AktG. The Acquiring Company does not grant any benefit in connection with the merger to any persons set out in Section 220 para 2 lit 6 AktG, and no measures in favour of these persons are planned. The members of the executive boards, the managing directors, the supervisory board or the auditors of either company involved do not receive any special benefits.
Section 220b AktG provides for a merger control by an auditor, which can be waived pursuant to § 232 AktG if - like in the present case – all the ownership interests in the Transferring Company are already owned by the Acquiring Company.

h) ad § 8 Duties

This clause of the merger agreement provides who bears the costs of the merger and contains references to applicable tax regulations.

i) ad § 9 Condition

The merger agreement will become effective under the condition that it is approved by the general meeting of the Transferring Company and the shareholders' meeting of the Acquiring Company.

If the merger is not filed for registration at the companies register by 30 September 08 the merger agreement is deemed terminated.

6. Final remarks

We summarize our report by stating that the intended merger is in compliance with applicable laws and regulations and economically reasonable.

Vienna, 03. March 2008

Annex: draft merger agreement

FILE NO. 82-34958

NOTE: This is a translation into English, only the German original is valid

Motions to the
ORDINARY GENERAL MEETING OF SHAREHOLDERS

of

Raiffeisen International Bank-Holding AG
Company Register of the Commercial Court Vienna, file number FN 122119 m

on 10 June 2008

Agenda Item 11

"It is moved that the General Meeting adopt the following resolution:

RESOLUTION

1. The General Meeting authorizes the Managing Board, pursuant to the provisions of the Austrian Joint Stock Companies Act, to acquire and, without having to seize again the General Meeting in advance, possibly to redeem own shares. The amount of the shares to be acquired or already acquired must not exceed 10% of the respective nominal capital of the Company. The authorization to acquire own shares is limited to 30 months as of the resolution by the General Meeting.

   The lowest counter value to be paid when buying back shares is EUR 1 (one), the highest counter value to be paid when buying back shares must not be more than10% of the mean, non-weighted price at market close obtained on the 10 trading days preceding the exercise of the present authorization.

2. The Managing Board is authorized within five years as of the date of the resolution by the General Meeting, with the approval of the Supervisory Board, to decide on the sale of own shares by different means than the stock exchange or a public tender, to the exclusion of the shareholders' subscription right. The subscription right of shareholders may only be excluded if own shares are sold as consideration upon the acquisition of companies or shares in companies or for the purpose of implementing a program of staff participation or a share option plan for the staff of the Company, senior staff members and members of the Managing Board of the Company and of the companies affiliated to it. Moreover, the subscription right of shareholders can also be excluded in order to distribute (own) shares to such creditors of the convertible bonds that were issued on the basis of a resolution adopted by the General Meeting on 10 June 2008, who make use of their conversion and subscription right, which is granted to them under the conditions applicable to the convertible bonds, in order to obtain shares of the Company. The

Supervisory Board is involved on the basis of the Austrian Joint Stock Companies Act, the Articles of Association and the Internal Rules of the Supervisory Board.

3. Both, the present resolution and the buy-back program based on it, as well as a possible resale program, together with their duration, shall be published."

This authorization replaces the authorization adopted by the last General Meeting on 5 June 2007 under agenda item 10 on the acquisition and utilization of own shares and, regarding utilization, also refers to the portfolio of own shares already acquired by the company."

FILE NO. 82-34958

RECEIVED
2008 MAY 28 A 8:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RAIFFEISEN INTERNATIONAL BANK-HOLDING AG
Bericht des Vorstandes gemäß § 174 Abs. 4 iVm § 153 Abs. 4 AktG für die Beschlussfassung zu Punkt 8. der Tagesordnung der ordentlichen Hauptversammlung vom 10. Juni 2008
(Ausschluss des Bezugsrechtes)

Der Vorstand der Raiffeisen International Bank-Holding AG beabsichtigt, an die ordentliche Hauptversammlung der Gesellschaft Anträge zu stellen, wonach der Vorstand ermächtigt wird, innerhalb von fünf Jahren ab dem Datum der Beschlussfassung mit Zustimmung des Aufsichtrates, auch in mehreren Tranchen, Wandelschuldverschreibungen mit einem Gesamtnennbetrag von bis zu 2.000.000.000 EUR, mit denen ein Umtausch- oder Bezugsrecht auf bis zu 15.466.750 Stück auf Inhaber lautende Stammaktien der Gesellschaft mit einem anteiligen Betrag am Grundkapital von bis zu 47.173.587,50 EUR verbunden ist, auszugeben.

Die Wandelschuldverschreibungen sollen insbesondere auch durch eine zu hundert Prozent im direktem oder indirektem Eigentum der Raiffeisen International Bank-Holding AG stehende Gesellschaft ausgegeben werden können; für diesen Fall soll der Vorstand ermächtigt werden, mit Zustimmung des Aufsichtsrats namens der Gesellschaft eine Garantie für die Wandelschuldverschreibungen zu übernehmen und den Inhabern der Wandelschuldverschreibungen Wandlungsrechte auf Inhaber lautende Stammaktien der Raiffeisen International Bank-Holding AG zu gewähren.

Der Vorstand soll in diesem Zusammenhang ermächtigt werden, mit Zustimmung des Aufsichtsrates die näheren Ausgabe- und Ausstattungsmerkmale sowie die Wertpapierbedingungen der Wandelschuldverschreibungen und das Umtauschverfahren festzulegen, insbesondere Zinssatz, Ausgabekurs, Laufzeit und Stückelung, Verwässerungsschutzbestimmungen, Wandlungszeitraum, Wandlungsrechte und –pflichten, Wandlungsverhältnis sowie Wandlungspreis.

Das Bezugsrecht der Aktionäre auf die im Rahmen dieser Ermächtigung begebenen Wandelschuldverschreibungen soll ausgeschlossen werden.

Nach Meinung des Vorstands steht der Ausschluss des Bezugsrechtes im Zusammenhang mit diesem Ermächtigungsbeschluss zur Begebung von Wandelschuldverschreibungen im überwiegenden Interesse der Gesellschaft, ist aber auch – jedenfalls mittelbar – im Interesse der bestehenden Aktionäre der Gesellschaft gelegen. Gemäß den einschlägigen gesetzlichen Bestimmungen erstattet der Vorstand zur rechtlichen und wirtschaftlichen Begründung und Rechtfertigung des Bezugsrechtsausschlusses den nachstehenden Bericht.

Der Ausschluss der Bezugsrechte bei Wandelschuldverschreibungen ist unter vier wesentlichen Aspekten zu sehen: Vergleichsweise niedrige und somit attraktive Finanzierungskosten für die Gesellschaft, die Optimierung eines hohen Wandlungskurses, die Erschließung von neuen Anlegerkreisen sowie die Kapitalaufnahmen in der Unternehmensgruppe direkt dort, wo die erlösten Mittel tatsächlich verwendet werden.

Um die genannten Aspekte im Interesse der Gesellschaft verwirklichen und/oder optimal nutzen zu können, ist ein Ausschluss des Bezugsrechtes der Aktionäre auf die von der Gesellschaft begebenen Wandelanleihen erforderlich.

1. Verbesserte Finanzierungsmöglichkeiten

Anleger erhalten aus Wandelschuldverschreibungen eine Verzinsung bei vergleichbar geringem Risiko hinsichtlich der Rückzahlung des eingesetzten Kapitals. Gleichzeitig wird ihnen das Recht eingeräumt, zu einem bereits bei der Ausgabe der Wandelschuldverschreibung festgelegten Preis („Wandlungspreis") künftig Aktien der Gesellschaft zu erwerben, wodurch den Gläubigern – nach Wandlung – auch ein Zugang zur Substanz und zur Ertragskraft des Unternehmens ermöglicht wird.

Wandelschuldverschreibungen stellen für die Gesellschaft ein angemessenes Mittel dar, um ihre Kapitalkosten möglichst niedrig zu halten. Durch die genannten Komponenten, nämlich die hohe Sicherheit für Anleihegläubiger und die Möglichkeit der Teilnahme an Kurssteigerungen durch das Recht auf Wandlung der Aktien, erhält die Gesellschaft einen flexiblen und schnellen Zugang zu attraktiven Finanzierungskonditionen, der in der Regel unter dem Niveau von (reinen) Fremdkapitalinstrumenten liegt.

Durch die am Kapitalmarkt üblichen Konditionen von Wandelschuldverschreibungen wird der Ausgabekurs der zu emittierenden Aktien über dem zum Emissionszeitpunkt der Wandelschuldverschreibung liegenden Aktienkurs liegen („Wandlungsprämie"), sodass die Gesellschaft im Vergleich zu einer sofortigen Kapitalerhöhung einen höheren Ausgabepreis erzielen kann und somit – anders ausgedrückt – der Gesellschaft zusätzliches Kapital zugeführt werden kann.

Der Wert von Wandelschuldverschreibungen setzt sich aus zwei Komponenten zusammen: Der Schuldverschreibungskomponente und der Komponente einer Option, die zur Wandlung der Schuldverschreibungen in Aktien berechtigt. Aufgrund der mit Wandelanleihen verbundenen Optionskomponente, deren Wert sich am Kursverlauf der Aktie orientiert, wird von Anlegern grundsätzlich ein im Vergleich zu klassischen Unternehmensanleihen geringerer Zinssatz akzeptiert. In der Wandlungsprämie wird gleichfalls die Optionskomponente bewertet, deren Preis von Laufzeit und Zinsniveau, aber auch stark von Kursverlauf und –volatilität der Aktie beeinflusst wird, wobei eine hohe Volatilität (mit entsprechenden Kurschancen) für die Optionskomponente im Rahmen der dafür marktüblich verwendeten Berechnungsmethoden technisch werterhöhend wirkt und sich letztlich in einem vergleichsweise niedrigeren Zinssatz der Wandelschuldverschreibungen niederschlägt. Wandelschuldverschreibungen bieten daher insbesondere auch eine Möglichkeit, Kursvolatilitäten – wie sie auch bei der Aktie der Raiffeisen International Bank-Holding AG vorkommen - zu Gunsten der Gesellschaft zu verwerten und damit die Kapitalkosten der Gesellschaft zu senken.

Die Praxis hat gezeigt, dass bei Emissionen mit Bezugsrechtsausschluss meist bessere Konditionen erreicht werden können, da durch die derart mögliche sofortige Platzierung zu Lasten der Gesellschaft preiswirksame Risiken aus einer geänderten Marktsituation vermieden werden. Dies liegt in der Struktur von Bezugsrechtsemission, bei denen nach den gesetzlichen Bestimmungen eine mindestens zweiwöchige Bezugsfrist einzuhalten ist. Bei einem Bezugsrechtsausschluss können daher bei richtiger Einschätzung der Marktlage

vergleichsweise mehr finanzielle Mittel für die Gesellschaft bei einer niedrigeren Anzahl von – bei Ausnützung des Wandlungsrechtes – zu emittierenden Aktien generiert werden. Aus diesem Grund ist der Ausschluss des Bezugsrechts mittlerweile auch gängige Praxis bei der Begebung von Wandelschuldverschreibungen auf dem Kapitalmarkt.

2. Optimierung eines hohen Wandlungskurses

Der Ausgabebetrag der bei Ausübung der Umtausch- und/oder Bezugsrechte an die Wandelschuldverschreibungsgläubiger auszugebenden Aktien (Wandlungskurs) wird entsprechend den internationalen Kapitalmarktusancen ausgehend vom Kurs der Aktien der Gesellschaft bei Zuteilung der Wandelschuldverschreibung ermittelt zuzüglich eines Aufschlags, welcher der Einschätzung der weiteren Kursentwicklung der Gesellschaft im Zusammenhalt mit den bei vergleichbaren Kapitalmarkttransaktionen Aufschlägen am relevanten Markt entspricht.

Da der Kurs der Aktie bei Ausgabe der Emission ein für die Konditionengestaltung der Wandelanleihe wichtiges Datum darstellt, ist es im Interesse der Gesellschaft gelegen, möglichste „Kontrolle" über den Referenzkurs der Aktie der Gesellschaft zu dem für die Konditionengestaltung maßgeblichen Zeitpunkt der Zuteilung zu haben.

Gerade unter Bedachtnahme auf die etwa als Folge der US-Subprime-Krise festzustellenden Kursschwankungen der Aktienmärkte insgesamt sowie unter Berücksichtigung der historisch hohen Volatilität der Aktie der Gesellschaft im Besonderen wird deutlich, dass sowohl der Kursverlauf, als auch die Markteinschätzung innerhalb einer zweiwöchigen Bezugsfrist - die ohne Bezugsrechtsausschluss einzuhalten wäre – durchaus sehr erheblichen Änderungen unterliegen können.

Bei einer Emission mit Bezugsrechtsausschluss kann die Gesellschaft hingegen einen nach ihrer Einschätzung günstigen Zuteilungszeitpunkt vergleichsweise rasch und flexibel wählen.

Auf diese Weise wird die Gesellschaft in die Lage versetzt, innerhalb des Ermächtigungszeitraums attraktive Ausgabebedingungen zu einem aus ihrer Sicht optimalen Zeitpunkt flexibel festzusetzen und so ihre Wandlungs- bzw. Finanzierungskonditionen im Interesse aller Aktionäre zu optimieren. Gleichzeitig kann der erwarteten Einschätzung der Entwicklung des Aktienkurses Rechnung getragen und auf die zum Ausgabezeitpunkt üblichen Konditionen und Gepflogenheiten der internationalen Finanzmärkte eingegangen werden.

3. Erschließung neuer Anlegerkreise

Wandelschuldverschreibungen werden üblicherweise nur von institutionellen Investoren gezeichnet, die sich auf diese Veranlagungsform spezialisiert haben, und die auch von einer auf Basis dieser Ermächtigung zu begebenden Wandelschuldverschreibung angesprochen werden sollen. Die Gesellschaft kann somit durch die Ausgabe von Wandelschuldverschreibungen eine neue Investorenbasis erschließen. Die Emission von Wandelschuldverschreibungen mit Bezugsrechten würde hingegen dazu führen, dass diese Investoren aufgrund marktunüblicher Ausgestaltung und Zuteilungsmechanismen und/oder der sich innerhalb der mindestens zweiwöchigen Bezugsfrist für diese

Investoren ergebenden Marktrisiken nicht oder nur mit einem geringem Emissionsvolumen angesprochen werden können.

Zudem ist anzumerken, dass bei marktgerechter Bewertung der Emission einer Wandelschuldverschreibung mit Bezugsrechten (d.h. zu den besten am Markt für die erzielbaren Konditionen, wie sie auch von der Gesellschaft angestrebt werden), die Bezugsrechte selbst ohne eigenständige wirtschaftliche Bedeutung sind.

Durch den Verzicht auf die zeit- und somit auch kostenaufwändige Abwicklung des Bezugsrechts können der Kapitalbedarf der Gesellschaft aus sich kurzfristig bietenden Marktchancen sehr zeitnah gedeckt sowie zusätzlich neue Investoren im In- und Ausland gewonnen werden.

Durch die Möglichkeit des Bezugsrechtsausschlusses wird daher in Summe eine Stärkung der Eigenmittel und eine Senkung der Finanzierungskosten im Interesse der Gesellschaft und aller Aktionäre erreicht.

Emissionen von Wandelschuldverschreibungen, die sich ausschließlich an institutionelle Investoren richten (und bei denen daher das Bezugsrecht ausgeschlossen wird), können bei entsprechender Stückelung und Konstruktion schließlich auch ohne Emissionsprospekt begeben werden. Dadurch würden sich die Emissionskosten im Vergleich zu einer Prospekt-Emission maßgeblich reduzieren.

4. Kapitalaufnahmen in der Unternehmensgruppe direkt dort, wo die erlösten Mittel tatsächlich verwendet werden

Die vom Vorstand beantragte Ermächtigung beinhaltet auch die Möglichkeit zur Begebung von Wandelschuldverschreibungen durch eine zu hundert Prozent im direktem oder indirektem Eigentum der Raiffeisen International Bank-Holding AG stehende Gesellschaft, wobei die Emission durch die Gesellschaft garantiert und den Inhabern der Wandelschuldverschreibungen Wandlungsrechte auf Stammaktien der Raiffeisen International Bank-Holding AG gewährt werden würde. Einerseits soll die Gesellschaft damit in die Lage versetzt, durch die Wahl des Standorts des Emittenten steuerlich günstige Rahmenbedingungen und Doppelbesteuerungsbedingungen auszunützen und so die Finanzierungskonditionen noch zusätzlich zu optimieren. In erster Linie ist aber zu berücksichtigen, dass die Finanzierungen der Unternehmensgruppe zu einem erheblichen Anteil nicht direkt von der Gesellschaft, sondern von ihren Tochtergesellschaften in Zentral- und Osteuropa aufgenommen werden oder die von der Gesellschaft aufgenommenen Mittel konzernintern an diese Tochtergesellschaften weitergeben werden. Die beschriebene Konstruktion würde es der Gesellschaft ermöglichen, Kapitalaufnahmen der Unternehmensgruppe direkt dort zu platzieren, wo die der Gesellschaft zur Verfügung gestellten Mittel auch tatsächlich verwendet werden würden und/oder wo Finanzierungen – letztlich zu Lasten des Finanzierungsaufwands der Gesellschaft und der Unternehmensgruppe – nur mit einem wesentlich höheren Zins-Spread aufgenommen werden könnten. Durch die Kombination der Kapitalaufnahme durch eine Tochtergesellschaft mit einem Wandlungsrecht auf Aktien der Gesellschaft erhofft sich die Gesellschaft (zusätzlich zu den schon unter Punkt 1. genannten Gründen), Kreditgeber und/oder Investorenkreise ansprechen zu können, die aufgrund ihrer Risikoprofile oder

Geschäftsausrichtungen für eine klassische Kreditgewährung oder Unternehmensanleihe nicht gewonnen werden könnten.

Zusammenfassung/ Interessenabwägung

Der vorgeschlagene Ausschluss des Bezugsrechts ist durch die angestrebten Ziele, nämlich eine Optimierung der Kapitalstruktur und eine Senkung der Finanzierungskosten, die Optimierung eines hohen Wandlungskurses, die Erschließung von neuen Anlegerkreisen sowie Kapitalaufnahmen in der Unternehmensgruppe direkt dort, wo die erlösten Mittel tatsächlich verwendet werden, und damit eine weitere Festigung und Verbesserung der Wettbewerbsposition der Gesellschaft im Interesse der Gesellschaft und der Aktionäre zu gewährleisten, sachlich gerechtfertigt.

Der Bezugsrechtsausschluss ist darüber hinaus auch angemessen und notwendig, weil die erwartete Zufuhr von Eigenkapital durch die zielgruppenspezifische Orientierung der Wandelschuldverschreibungen kostenintensivere Kapitalmaßnahmen ersetzt, günstige Finanzierungskonditionen bietet und eine flexible langfristige Geschäftsplanung und Verwirklichung der geplanten Unternehmensziele zum Wohle der Gesellschaft und, damit verbunden, auch aller Aktionäre sichert. Ohne Ausschluss des Bezugsrechts ist es der Gesellschaft nicht möglich, vergleichbar rasch und flexibel auf günstige Marktkonditionen zu reagieren.

Der Vorstand der Gesellschaft erwartet, dass der Vorteil der Gesellschaft aus der Begebung von Wandelschuldverschreibungen unter Bezugsrechtsausschluss allen Aktionären zugute kommt und den (potentiellen) verhältnismäßigen Beteiligungsverlust der vom Bezugsrecht ausgeschlossenen Aktionäre klar überwiegt, sodass daher auch insgesamt das Gesellschaftsinteresse den Nachteil der Aktionäre durch den Ausschluss des Bezugsrechtes überwiegt. Zusammenfassend kann daher bei Abwägung aller angeführten Umstände festgestellt werden, dass der Bezugsrechtsausschluss in den beschriebenen Grenzen erforderlich, geeignet, angemessen und im überwiegenden Interesse der Gesellschaft sachlich gerechtfertigt und geboten ist.

Wien, im Mai 2008

Der Vorstand

RAIFFEISEN INTERNATIONAL BANK-HOLDING AG

Bericht des Vorstands gemäß § 65 Abs. 1b AktG iVm § 153 Abs. 4 AktG für die Beschlussfassung zu Punkt 11 der Tagesordnung der ordentlichen Hauptversammlung am 10. Juni 2008 (Ausschluss des Bezugsrechtes der Aktionäre bei Veräußerung von gemäß § 65 AktG erworbenen eigenen Aktien)

In der ordentlichen Hauptversammlung der Raiffeisen International Bank-Holding AG („RI") am 10. Juni 2008 soll unter Tagesordnungspunkt 11 dem Vorstand der RI die Ermächtigung erteilt werden, eigene Aktien der Gesellschaft gemäß § 65 Abs 1 Z 4 und Z 8 AktG zu erwerben oder gegebenenfalls einzuziehen; der Anteil der zu erwerbenden und der bereits erworbenen eigenen Aktien darf 10 % des jeweiligen Grundkapitals der Gesellschaft nicht übersteigen. Der Vorstand der RI soll weiters ermächtigt werden, mit Zustimmung des Aufsichtsrates zur Veräußerung der eigenen Aktien eine andere Art als über die Börse oder durch ein öffentliches Angebot unter Ausschluss des Bezugsrechtes der Aktionäre zu beschließen. Diese Ermächtigung soll die in der Hauptversammlung vom 5. Juni 2007 diesbezüglich erteilte Ermächtigung zum Rückkauf bzw. zur Veräußerung eigener Aktien ersetzen, die mit einer Laufzeit von 18 Monaten ab dem Termin der letzten Hauptversammlung befristet ist.

Die Gesellschaft ist im Falle eines Erwerbs eigener Aktien in der Lage, die gemäß § 225 Abs 5 UGB vorgeschriebene Rücklage für eigene Anteile zu bilden, ohne dass das Nettoaktivvermögen das Grundkapital und eine nach Gesetz oder Satzung gebundene Rücklage unterschreitet. Der Ausgabebetrag auf sämtliche ausgegebenen Aktien wurde voll eingezahlt.

Der Vorstand erstattet entsprechend den gesetzlichen Bestimmungen gemäß § 153 Abs. 4 AktG iVm § 65 Abs. 1b AktG den nachfolgenden Bericht über den möglichen Ausschluss des Bezugsrechtes der Aktionäre im Zusammenhang mit einer allfälligen Veräußerung von gemäß § 65 AktG zulässig erworbenen eigenen Aktien.

1. Ermächtigung zum Erwerb gemäß § 65 Abs. 1 Z 4 AktG und Verwendung für den in § 65 Abs. 1 Z 4 AktG genannten Personenkreis:

Die Beteiligung von Mitarbeitern an der Gesellschaft erhöht die Identifikation der Mitarbeiter mit der RI bzw. der RI-Gruppe. Die Aktienbeteiligung stellt einen über leistungsorientierte Gehaltsbestandteile hinausgehenden Leistungsanreiz dar und soll Schlüsselkräfte an die RI-Gruppe dadurch binden, dass sie von einer positiven Entwicklung der RI-Gruppe profitieren können.

Der Vorstand der RI hat daher mit Zustimmung des Aufsichtsrates bereits im August 2005 ein so genanntes „Share Incentive Program" („SIP") eingerichtet und dieses Programm mit auf die neuen Rahmenbedingungen ausgerichteten Tranchen für die Jahre 2006 und 2007 entsprechend prolongiert. Das SIP räumt – ähnlich einer klassischen Aktienoption – den Begünstigten das Recht ein, bedingt durch das Erreichen der im SIP jeweils festgelegten Performancekriterien nach Ablauf einer Bindungsfrist von RI eine bestimmte Anzahl an RI-Aktien zugeteilt zu erhalten.

Die näheren Bedingungen des SIP wurden zuletzt für die Tranche 2007 am 30.05.2007 gemäß § 95 Abs. 6 iVm § 159 Abs. 2 Z 3 AktG in der "Wiener Zeitung" veröffentlicht.

Der Vorstand geht davon aus, dass es auch in Zukunft sinnvoll sein wird, den SIP oder ähnliche Programme durchzuführen und beabsichtigt, den SIP auch im laufenden Geschäftsjahr 2008 mit einer neuen Tranche zu prolongieren; die Festsetzung aller Bedingungen der Veräußerung bzw. Zuteilung aufgrund des SIP darf nur mit Zustimmung des Aufsichtsrates oder eines vom Aufsichtsrat dazu ermächtigten Ausschusses erfolgen.

Zur Bedienung der mit dem SIP (oder aufgrund ähnlicher künftiger Programme) den Begünstigten eingeräumten Rechte auf eine bedingte Zuteilung von RI-Aktien ist es – insoweit die Gesellschaft nicht von ihrem Recht zur Barablöse Gebrauch machen will – sinnvoll, wenn nicht wirtschaftlich geboten, dass die Gesellschaft eigene Aktien zum Zweck der Weitergabe an den Kreis der Begünstigten erwirbt.

Die Veräußerung bzw. Zuteilung von solcherart erworbenen Aktien der RI an Arbeitnehmer, leitende Angestellte und Mitglieder des Vorstands der Gesellschaft und der mit ihr verbundenen Unternehmen – somit an den in § 65 Abs. 1 Z 4 genannten Personenkreis mit Ausnahme der Mitglieder des Aufsichtsrates - bringt zwar mittelbar einen Effekt mit sich, der mit dem Ausschluss des Bezugsrechtes der Aktionäre vergleichbar ist, stellt jedoch gemäß § 153 Abs 5 AktG von Gesetzes wegen einen ausreichenden Grund für die Veräußerung „auf andere Art als über die Börse oder durch öffentliches Angebot" dar.

<u>2. Ermächtigung zur sonstigen Veräußerung gemäß § 65 Abs. 1b AktG auf andere Art als über die Börse oder ein öffentliches Angebot:</u>

In der Strategie der Gesellschaft nimmt die Expansion in Mittel- und Osteuropa auch durch künftige Akquisitionen einen bedeutenden Platz ein; das schließt den Erwerb bestehender Unternehmen, Betriebe, Teilbetriebe oder von Anteilen an Gesellschaften zur Vorbereitung eines Markteintritts oder zur Festigung einer bereits bestehenden Marktstellung mit ein, um so eine raschere Präsenz auf dem jeweiligen Markt zu ermöglichen, wobei auf einem bereits bestehenden Kundenstock aufgebaut werden kann und mit den lokalen Gegebenheiten vertraute Mitarbeiter übernommen werden.

Beim Erwerb von Unternehmen, Betrieben, Teilbetrieben oder Anteilen an Gesellschaften kann es zweckmäßig oder notwendig sein, eigene Aktien als Gegenleistung zu verwenden oder als Gegenleistung auszugeben, um entweder Aktionäre der jeweiligen Zielgesellschaften abzufinden oder - wenn es der Verkäufer vorzieht - anstelle von Bargeld Aktien der RI zu erhalten.

Es ist daher situationsabhängig denkbar, dass durch die Gewährung eigener Aktien strategisch wichtige Transaktionen entweder überhaupt erst ermöglicht oder auch ein günstigerer Kaufpreis erzielt wird als bei Barzahlung. Weiters würde jedenfalls der Liquiditätsbedarf einer derartigen Akquisition reduziert und die Abwicklung der Transaktion beschleunigt werden, da bestehende Aktien verwendet werden können und nicht erst im Wege einer Kapitalerhöhung neues Kapital beschafft werden muss.

Ebenso ist möglich, dass Eigentümer einer Zielgesellschaft ihre Beteiligung als Sacheinlage in die RI einbringen und als Gegenleistung für die Einbringung mit bestehenden eigenen Aktien abgefunden werden.

Gerade die Einbringung von Sacheinlagen setzt in der Regel den Ausschluss des Bezugsrechts der Aktionäre voraus, da das einzubringende Vermögen in seiner Zusammensetzung meist einmalig ist (wie z.B. Anteile an einem für die Gesellschaft strategisch wichtigen Unternehmen) und nicht von allen Aktionären eingebracht werden kann.

Als Bestandteil der Bedingungen des Erwerbs einer Beteiligung dürfte die Veräußerung der eigenen Aktien sowie die Festsetzung der Bedingungen der Veräußerung auf der Grundlage des Aktiengesetzes, der Satzung und der Geschäftsordnung für den Aufsichtsrat und den Vorstand in diesen Fällen nur mit der Zustimmung des Aufsichtsrates erfolgen.

Weiters soll der Vorstand in der Hauptversammlung am 10. Juni 2008 antragsgemäß auch ermächtigt werden, innerhalb eines Zeitraums von 5 Jahren Wandelschuldverschreibungen (allenfalls im Wege einer Gesellschaft, die direkt oder indirekt zu hundert Prozent im Eigentum der Gesellschaft steht) auszugeben, mit denen ein Umtausch- oder Bezugsrecht auf Stammaktien der Gesellschaft verbunden ist. Sofern Wandelschuldverschreibungen auf der Grundlage des Hauptversammlungsbeschlusses vom 10. Juni 2008 tatsächlich begeben werden und die Inhaber der Wandelschuldverschreibungen von dem ihnen gewährten Wandlungsrecht auf Aktien der Gesellschaft Gebrauch machen sollten, vermitteln die Wandelschuldverschreibungen gegenüber der Gesellschaft das Recht zum Bezug von Aktien der Gesellschaft.

Dieser (durch die Ausübung des Wandlungsrechtes oder eine Wandlungspflicht bedingte) Bezugsanspruch der Inhaber von Wandelschuldverschreibungen soll gemäß den beantragten Beschlüssen der Hauptversammlung vom 10. Juni 2008 in erster Linie durch bedingtes Kapital „gedeckt" werden. Das schließt jedoch nicht aus, dass die Aktien zur „Deckung" der Bezugsrechte aus den begebenen Wandelschuldverschreibungen nicht (nur) durch eine Kapitalerhöhung aus dem beantragten bedingtem Kapital beschafft werden, sondern (ganz oder teilweise) auch eigene Aktien der Gesellschaft zu diesem Zweck verwendet werden. Die Verwendung eigener Aktien kann aus Sicht der Gesellschaft beispielsweise dann von Vorteil sein, wenn die Kapitaleffekte der Durchführung einer (bedingten) Kapitalerhöhung relativ zu vernachlässigen sind und die Verwendung bereits vorhandener eigener Aktien für andere Zwecke nicht absehbar ist.

Die zum Aktienbezug berechtigten Inhaber der Wandelschuldverschreibungen stehen tatsächlich nicht „in gleichen Verhältnissen" wie die Aktionäre der Gesellschaft, sodass eine Gleichbehandlung der Aktionäre mit den bezugsberechtigten Inhabern der Wandelschuldverschreibungen weder wirtschaftlich, noch rechtlich angemessen oder erforderlich erscheint. Tatsächlich stellt sich die unterschiedliche Behandlung von bestehenden Aktionären und der Inhaber der Wandelschuldverschreibungen bloß als Folge des mit einer Wandelschuldverschreibung verbundenen Bezugsrechts auf Aktien der Gesellschaft dar. So ist auch die Durchführung einer bedingten Kapitalerhöhung zur „Deckung" der Bezugsrechte aus begebenen Wandelschuldverschreibungen zwingend mit einem immanenten Bezugsrechtsausschluss der Aktionäre verbunden.

Die Verwendung eigener Aktien zur Ausgabe an Gläubiger von Wandelschuldverschreibungen, die von einem ihnen gewährten Umtausch- oder Bezugsrecht auf Aktien der Gesellschaft Gebrauch

gemacht haben, und der damit indirekt verbundene Ausschluss des Bezugsrechtes der Aktionäre ist daher nach Meinung des Vorstands als Alternative zur Durchführung einer bedingten Kapitalerhöhung gerechtfertigt.

Zusammenfassung:

Bei Vorliegen der in diesem Bericht beschriebenen Voraussetzungen ist der durch die Veräußerung der eigenen Aktien mittelbar bewirkte Ausschluss des Bezugsrechtes nach Meinung des Vorstandes erforderlich, gerechtfertigt und verhältnismäßig.

Aus den vorstehend angeführten Gründen soll der Vorstand daher von der Hauptversammlung gemäß § 65 Abs. 1b AktG ermächtigt werden, eigene Aktien auf andere Weise als über die Börse oder durch öffentliches Angebot zu veräußern oder sonst in der in diesem Bericht dargestellten Weise über solche eigenen Aktien der Gesellschaft (durch Angebot und Zuteilung von Aktien an Arbeitnehmer, leitende Angestellte und Mitglieder des Vorstands der Gesellschaft und der mit ihr verbundenen Unternehmen oder die Ausgabe an Inhaber von Wandelschuldverschreibungen) zu verfügen.

Wien, im Mai 2008

FILE NO. 82-34958

Raiffeisen INTERNATIONAL
Member of RZB Group

NOTE: This is a translation into English, only the German original is valid

Comparison of the Articles of Association

current version	new version
§ 4 (6)	In keeping with § 159 (2) item 1 of the Austrian Joint Stock Companies Act, the nominal capital has been increased conditionally by a maximum of EUR 47,173,587.50 by issuing a maximum of 15,466,750 ordinary bearer shares (Conditional Increase of Capital). The conditional increase of capital will only be implemented to the extent that the owners of convertible bonds, issued on the basis of the resolution taken by the General Meeting on 10 June 2008, actually exercise their right to convert these bonds into shares of the Company. The amount of issue and the conversion ratio shall be determined on the basis of recognized methods of investment mathematics, as well as the price of Raiffeisen International Bank-Holding AG shares in a recognized pricing procedure (Basis for Calculating the Amount of Issue). The amount of issue must not be less than the pro-rata amount of the nominal capital. The new shares which are issued under the conditional increase of capital are entitled to receive the dividend that corresponds to that of the shares that are traded on the stock exchange at that time. The Managing Board is authorized, with the approval of the Supervisory Board, to determine the further details for implementing the conditional increase of capital. The Supervisory Board is authorized to adopt any amendments in the Articles of Association as they result from the issue of shares on the basis of the conditional increase of capital.

FILE NO. 82-34958

NOTE: This is a translation into English of the Articles of Association of Raiffeisen International Bank-Holding AG, only the German original is valid and effective

ARTICLES OF ASSOCIATION
of Raiffeisen International Bank-Holding AG
(the "Company")

as amended on 3 October 2007 by the Supervisory Board

§ 1
COMPANY AND SEAT

(1) The Company shall have the name

Raiffeisen International Bank-Holding AG

(2) The Company´s seat shall be in Vienna.

§ 2
PURPOSE OF THE COMPANY

(1) The purpose of the company is the acquisition of participations in domestic or foreign business enterprises of any kind, the acquisition, possession, and management, particularly in the capacity as managing shareholder, as well as the administration of such participations as a holding company, including in particular participations in banks and financial institutions engaged in international business having their seat in Austria or abroad.

(2) Further purposes of the company are:

a) Consulting and management services of any kind for the business enterprises in which participations have been acquired or in companies which are otherwise affiliated with the Company;

b) The development and administration of national and international projects as well as the purchase and sale of real property;

c) Services of any kind which are directly or indirectly connected with the purpose of the Company, including in particular management services and services in the field of automatic data processing and information technology.

(3) The Company shall not engage in any business activity requiring a licence from the banking supervisory authority.

§ 3
NOTICES

(1) Notices by the Company shall be published in the "Amtsblatt zur Wiener Zeitung". Notices may also be published on a publicly accessible internet site provided that this method of publication is in compliance with statutory requirements.

(2) Requests or notices to any of the shareholders, to the extent required by law or the articles of association and unless otherwise provided by law, can validly be made or given by sending a registered letter to the current address of the shareholder or its authorised representative.

§ 4
CAPITAL AND SHARES

(1) The share capital of the Company amounts to EUR 471.735.875,00. It is divided into 154.667.500 ordinary bearer shares with voting rights.

(2) The shares are issued in the form of no-par shares.

(3) Shares issued in connection with future capital increases may be bearer shares or registered shares. Unless the resolution on the capital increase provides otherwise, the shares shall be bearer shares.

(4) The right to demand individual share certificates is excluded. In case share certificates, dividend or renewal coupons or interim certificates are issued, their form and content shall be determined by the board of management with the consent of the chairman of the supervisory board. To the extent permitted by law, the shares issued by the Company can be represented by global certificates.

(5) The board of management is authorized, within five years after the registration of the relevant amendment of the articles of association in the company register, to increase the capital of the company by up to EUR 181.436.875,00 in one or more tranches by issuing up to 59.487.500 new ordinary bearer shares against a contribution in cash and/or in kind, thereby maintaining the statutory subscription rights due to shareholders, also by way of an indirect subscription right via a credit institute, pursuant to § 153 (6) of the Austrian Joint Stock Companies Act, as well as to fix the offering price and the terms of the issue, with the approval of the Supervisory Board. The supervisory board, or a committee authorized by it, is authorized to adopt amendments of the articles of association resulting from the issue of shares from the approved capital.

§ 5
BODIES OF THE COMPANY

The bodies of the company are the board of management (§ 6), the supervisory board (§ 9), and the general meeting of shareholders (§ 14).

§ 6
BOARD OF MANAGEMENT

(1) The board of management of the Company shall consist of a minimum of two and a maximum of seven members who shall be appointed by the supervisory board for terms of office of up to 5 (five) years. Repeated terms of office are permitted.

(2) The members of the board of management shall not be allowed, without the approval of the supervisory board or the responsible committee, to accept offices as members of the supervisory board, or board of management or as managers of companies which are not affiliates of the Company within the meaning of Section 244 para. 2 Commercial Code (HGB).

(6) Persons who have reached the age of 68 years shall not be appointed members of the board of management or appointed for a further term of office.

§ 7
INTERNAL RULES OF THE BOARD OF MANAGEMENT

The board of management shall appoint a chairman from among its members whose vote shall be the casting vote. The board of management may appoint one or two deputy chairmen who shall not have a casting vote.

§ 8
REPRESENTATION OF THE COMPANY

(1) The Company shall be represented by two members of the board of management or by one member of the board of management acting jointly with a person having a statutory power of attorney (Prokura). Subject to statutory restrictions, the Company shall also be represented by two persons each having statutory power of attorney (Prokura) acting jointly.

(2) No person shall have single signing power for the entire scope of business of the Company.

§ 9
SUPERVISORY BOARD

(1) The company shall have a supervisory board consisting of a minimum of three and of a maximum of ten members who shall be elected by the general meeting of shareholders or appointed by the shareholders pursuant to § 9 para. 2.

(2) The shareholder Raiffeisen Zentralbank Österreich Aktiengesellschaft shall have the right to appoint up to one third of the members of the supervisory board which shall be elected by the general meeting of shareholders. In addition, further persons nominated by Raiffeisen Zentralbank Österrreich Aktiengesellschaft may be elected as members of the supervisory board by the general meeting of shareholders.

(3) No term of office of any member of the supervisory board shall continue beyond the end of the general meeting of shareholders at which such member is released from liability in respect of the fourth business year following such member's election not counting the year in which the election took place. Re-election is permitted.

(7) Members who have reached the age of 75 years shall not be appointed members of the supervisory board or re-elected for a further term.

(8) Persons holding more than 8 offices as supervisory board members in companies listed on the stock exchange shall not be elected members of the supervisory board. The chairmanship in the supervisory board of a company listed on the stock exchange shall count twice. The general meeting of shareholders may waive this restriction by a simple majority of votes to the extent permitted by law. Each nominated person holding more supervisory board offices or chairmanships in companies listed on the stock exchange shall disclose this fact to the general meeting of shareholders.

(6) A person shall cease to be a member of the supervisory board in case of death, revocation of the appointment or resignation by the member giving notice in writing. The notice shall be submitted to the chairman of the supervisory board, and in case he is prevented, to the deputy ranking first among the deputies in the order in which they were elected and who is not prevented.

(9) If any supervisory board member retires prior to the expiration of his term of office, a replacement member shall be elected as soon as possible but not later than at the next ordinary general meeting of shareholders, if this is required in order to comply with legal provision or appropriate for the due fulfilment of the supervisory board's responsibilities.

§ 10
INTERNAL RULES OF THE SUPERVISORY BOARD

(1) The supervisory board shall elect among its members a chairman and up to three deputy chairmen. The term of office of the chairman and his deputy chairmen shall correspond to their respective term of office as members of the supervisory board. If the chairman or one of his deputy chairmen retires during his term of office, the supervisory board shall hold an election at its next meeting.

(2) Meetings of the supervisory board shall be convened by the chairman, and in case he is prevented, by the deputy ranking first among the deputies in the order in which they were elected who is not prevented, by letter, facsimile, or e-mail.

(3) The supervisory board shall hold at least four meetings within each business year, taking place on a quarterly basis.

(4) Any member of the supervisory board can authorise another member to represent him at a meeting and to exercise his voting rights. For this purpose a proxy shall be issued in writing. Any member of the supervisory board can represent more than one member at a meeting. The represented member shall not be counted when calculating the quorum of a meeting. The chairmanship function cannot be delegated to another member.

(5) If a member of the supervisory board is prevented from attending a meeting of the supervisory board for important reasons, he may give a written authorization to a person not being a member of the supervisory board to represent him at a certain meeting of the supervisory board or any of its committees. An authorization submitted by facsimile shall be sufficient if the original is submitted subsequently. The authorized person may also submit a written vote of the member prevented from attending the meeting.

(6) The supervisory board shall be entitled to appoint committees from among its members. Their tasks and powers shall be determined by the supervisory board. The committees can also be given the authority to adopt resolutions.

(7) If the supervisory board consists of more than five members it shall appoint an audit committee for the purpose of examining and preparing the adoption of the annual financial statements, the proposal for the distribution of the profit, and the management report. The audit committee shall also examine the consolidated financial statements, if any, as well as the proposal for the selection of an auditor, and it shall report on these matters to the supervisory board.

(8) The supervisory board shall adopt bylaws regulating its activities and those of its committees.

§ 11
RESOLUTIONS ADOPTED BY THE SUPERVISORY BOARD

(1) The supervisory board has a quorum if at least half of its members who are representing shareholders and were either nominated by shareholders or elected by the general meeting of shareholders, or at least three of them, are present at the meeting.

(2) The resolutions of the supervisory board require a simple majority of the votes, unless these articles of association or the bylaws of the supervisory board (§ 10 para. 8) provide otherwise. In the event of a tied vote (also in elections), the chairman presiding the meeting of the supervisory board shall have a casting vote. The deputies shall have not have a casting vote. Resolutions adopted by a casting vote shall be considered resolutions aopted by a simple majority. The chairman presiding the meeting shall determine the voting procedure.

(3) Resolutions of the supervisory board may also be adopted in writing or by telefax or e-mail, by telephone or by similar means of communication, provided that none of the members of the supervisory board objects. § 11 para. 2 shall apply to such resolutions, provided that the required majorities shall be calculated on the basis of the total number of the members of the supervisory board.

§ 12
RESPONSIBILITIES OF THE SUPERVISORY BOARD

(1) The supervisory board controls the management of the company. It adopts the bylaws for the board of management regulating, among others things, the matters for which the approval of the supervisory board pursuant to Section 95 paa 5 AktG is required.

(2) The supervisory board is authorised to adopt resolutions regarding changes of the wording, but not the contents, of the articles of association. This responsibility may be delegated to the committees.

§ 13
REIMBURSEMENT OF THE SUPERVISORY BOARD MEMBERS

(1) The members of the supervisory board may receive remuneration for their activities which shall be in line with their duties and the situation of the Company. It shall be determined by the general meeting of shareholders.

(2) The members of the supervisory board shall be reimbursed for expenses incurred in the fulfilment of their duties.

§ 14
GENERAL MEETING OF SHAREHOLDERS

(1) The general meeting of shareholders shall take place at the Company's headquarters.

(2) It shall be convened by the board of management or by the supervisory board at least 21 days before the general meeting of shareholders.

(3) The ordinary general meeting of shareholders shall be held once a year within seven months after the end of the previous business year.

(4) The Company shall have the right to have audio and/or video recordings of the general meeting of shareholders made and to broadcast them. The decision to broadcast the general meeting and in what form shall be taken by the chairman of the general meeting.

§ 15
RIGHT OF ATTENDANCE AND VOTING

(1) Attendance of the general meeting of shareholders shall be restricted to the shareholders who have deposited their shares in due time during normal business hours at a notary public or at the headquarters of an Austrian credit institution during the time period set out below until the end of the general meeting.

(2) The deposit of the shares shall be made in time so as to ensure that there are at least three working days between the date of the deposit and the date of the general meeting of shareholders. The shareholders must be granted at least fourteen days from the invitation in order to make the deposit, the day of the publication of the invitation not included. If the last day of this period falls on a Sunday or on a public holiday the following working day shall also be available for making the deposit.

Saturdays, Good Fridays and December 24 (Christmas Eve) shall be deemed public holidays for the purpose of these Articles.

(3) The deposit of the shares shall also be deemed to have been duly made if, with the approval of a depository as set out in § 15 para. 1, the share certificates are held for the depository in a blocked securities deposit account another credit institution until the general meeting of shareholders has ended.

(4) Unless the shares are placed on deposit with the Company pursuant to § 15 para. 1, a confirmation regarding the deposit shall be submitted to the Company not later than one day after expiry of the period for making the deposit.

(5) Each share shall have one vote.

§ 16
INTERNAL RULES OF THE GENERAL MEETING

(1) The general meeting of shareholders shall be presided over by the chairman of the supervisory board or, in case he is prevented, by the deputy ranking first among the deputies in the order in which they were elected who is not prevented. In the event that none of these persons are present or prepared to chair the meeting, the notary public attending the meeting in order to certify the minutes of the meeting shall hold an election for a chairman of the general meeting. If in the course of this election the required majority is not obtained, another ballot shall take place between the two candidates having the highest number of votes. In case of a parity of votes the lot shall decide.

(2) The chairman of the general meeting of shareholders shall preside over the meeting, determine the manner of voting and the sequence of items on the agenda.

(3) Unless mandatory legal provisions provide otherwise, the general meeting of shareholders shall pass resolutions by a simple majority of the votes cast, and in cases in which in addition to the majority of votes a majority of capital is required, by a simple majority of the share capital represented at the time of voting.

(4) The shareholders can exercise their voting rights in person or by proxy. The proxy shall be in writing. It shall be submitted to the Company, where it shall be kept in custody.

§ 17
BUSINESS YEAR AND ANNUAL REPORT

(1) The business year of the Company shall be the calendar year.

(2) Within the time period provided by law the board of management shall prepare the annual accounts plus annex and the consolidated annual accounts for the preceding business year as well as the annual report and the consolidated annual report, to have them examined by an auditor (Section 271 HGB) and to present them to the supervisory board together with the auditor's report and a proposal for the distribution of the profits.

§ 18
DISTRIBUTION OF PROFITS

(1) The distribution of the profits shall be resolved by the general meeting of shareholders.

(2) Unless the general meeting of shareholders resolves otherwise, dividends shall be payable 10 days after the general meeting of shareholders.

(3) The dividends for the shareholders shall be distributed pro rata to the number of shares. Payments for shares made during any business year shall be taken into account pro rata to the time period elapsed since the payment. For the issue of new shares the distribution of the profits can be resolved in a different manner, including the payment of dividends from the beginning of the business year during which the new shares are issued.

(4) Dividends not collected within three years following the due date shall be forfeited to the statutory reserve of the Company.

§ 19
FINAL PROVISIONS

(1) Unless otherwise provided herein, the provisions of the Stock Corporation Act as amended shall apply.

END